Exhibit 99.6

Consolidated Financial Statements

CHINA METRO-RURAL HOLDINGS

LIMITED

(Formerly known as Man Sang International (B.V.I.) Limited)

as of March 31, 2010 and 2009 and April 1, 2008

and

for the years ended March 31, 2010, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of

China Metro-Rural Holdings Limited

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of China Metro-Rural Holdings Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) at March 31, 2010 and March 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 4(b) to the consolidated financial statements, the Company adopted the provisions of International Accounting Standard 17 (Amendment) – Leases on April 1, 2008. Also, as discussed in note 2 to the consolidated financial statements, the Company changed its accounting policy related to the classification of loan agreements that contain a repayment on demand clause.

/s/ PricewaterhouseCoopers

Hong Kong

January 18, 2011.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED INCOME STATEMENT

For the years ended March 31, 2010, 2009 and 2008

	Notes	As restated 2010 US$’000		As restated 2010 HK$’000		As restated 2009 HK$’000		As restated 2008 HK$’000
		(Note 43)		(Note 4(b))		(Note 4(b))		(Note 4(b))
Continuing operation:
Revenue	8		43,290		337,659		1,044		—
Cost of sales	12		(26,848)		(209,415)		(664)		—

Gross profit			16,442		128,244		380		—
Other income, net	10		4,635		36,154		1,276		758
Other (losses)/gains, net	11		(19)		(146)		132,537		—
Selling expenses	12		(1,061)		(8,276)		(10,890)		(6,472)
Administrative expenses	12		(7,651)		(59,676)		(31,496)		(20,487)
Increase in fair values of investment properties and investment properties under construction			19,953		155,631		6,556		23,392

Operating profit/(loss)			32,299		251,931		98,363		(2,809)
Finance income	38		47		365		1,879		1,729

Profit/(loss) before income tax			32,346		252,296		100,242		(1,080)
Income tax expenses	14		(11,097)		(86,558)		(26,724)		(4,548)

Profit/(loss) for the year from continuing operation			21,249		165,738		73,518		(5,628)
Discontinued operations:
(Loss)/profit for the year from discontinued operations, net of tax	47		(3,101)		(24,189)		(140,336)		407,559

Profit/(loss) for the year			18,148		141,549		(66,818)		401,931

Attributable to:
Equity holders of the Company			21,976		171,408		42,540		93,850
Non-controlling interests			(3,828)		(29,859)		(109,358)		308,081

			18,148		141,549		(66,818)		401,931

Earnings per share from continuing and discontinued operations attributable to equity holders of the Company during the year	15
Basic earnings per share
From continuing operation		US$	0.33	HK$	2.60	HK$	1.16	HK$	(0.08)
From discontinued operations		US$	0.01	HK$	0.08	HK$	(0.49)	HK$	1.55

		US$	0.34	HK$	2.68	HK$	0.67	HK$	1.47

Diluted earnings per share
From continuing operation		US$	0.33	HK$	2.60	HK$	1.16	HK$	(0.08)
From discontinued operations		US$	0.01	HK$	0.08	HK$	(0.49)	HK$	1.50

		US$	0.34	HK$	2.68	HK$	0.67	HK$	1.42

The notes on pages F-15 to F-77 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the years ended March 31, 2010, 2009 and 2008

	As restated 2010 US$’000	As restated 2010 HK$’000	As restated 2009 HK$’000	As restated 2008 HK$’000
	(Note 43)	(Note 4(b))	(Note 4(b))	(Note 4(b))
Profit/(loss) for the year	18,148	141,549	(66,818)	401,931
Other comprehensive income, net of tax:
Increase/(decrease) in fair value of leasehold land and buildings, net of deferred income tax	2,934	22,889	(8,857)	80,508
Change in deferred income tax liabilities in relation to the revaluation of leasehold land and buildings arising from tax rate change	—	—	(132)	7,779
Exchange difference on translation of foreign operations	165	1,289	21,594	44,367

Total comprehensive income/(loss) for the year	21,247	165,727	(54,213)	534,585

Total comprehensive income/(loss) for the year attributable to:
Equity holders of the Company	23,331	181,984	47,560	141,575
Non-controlling interests	(2,084)	(16,257)	(101,773)	393,010

	21,247	165,727	(54,213)	534,585

The notes on pages F-15 to F-77 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at March 31, 2010 and 2009 and April 1, 2008

	Notes	As restated March 31, 2010 US$’000	As restated March 31, 2010 HK$’000	As restated March 31, 2009 HK$’000	As restated April 1, 2008 HK$’000
		(Note 43)	(Notes 2 and 4(b))	(Notes 2 and 4(b))	(Notes 2 and 4(b))
Non-current assets
Investment properties	16	111,068	866,329	845,384	952,867
Investment properties under construction	17	37,567	293,020	247,319	151,183
Property, plant and equipment	19	23,503	183,327	90,904	179,309
Prepaid lease payments and land use rights	20	2,879	22,459	30,199	10,688
Deposit for acquisition of land use rights	37	14,793	115,389	—	106,933
Interest in an associate	22	13	100	52	105
Deferred income tax assets	23	165	1,289	—	175

		189,988	1,481,913	1,213,858	1,401,260

Current assets
Inventories	24	6,621	51,646	41,942	49,395
Completed properties held for sale	25	54,199	422,755	393,153	182,426
Properties under development	18	33,083	258,046	88,394	384,564
Prepaid lease payments and land use rights	20	283	2,198	631	335
Construction contract	21	6,481	50,557	14,763	5,117
Due from related parties	35	—	—	93,873	—
Trade and other receivables	26	29,463	229,808	347,880	255,205
Financial assets at fair value through profit or loss	27	6,307	49,194	18,619	5,411
Tax recoverable		708	5,526	3,937	5,630
Restricted and pledged bank deposits	28	23,045	179,752	102,410	—
Cash and cash equivalents	28	95,727	746,669	503,912	843,886

		255,917	1,996,151	1,609,514	1,731,969

Current liabilities
Trade payables, other payables and accruals	29	58,234	454,224	360,761	430,689
Receipt in advance		36,714	286,372	350,208	593,547
Current income tax liabilities		17,875	139,428	93,582	71,266
Bank borrowings	30	35,570	277,446	203,612	33,300
Amount due to an associate	22	196	1,530	—	—

		148,589	1,159,000	1,008,163	1,128,802

Net current assets		107,328	837,151	601,351	603,167

Total assets less current liabilities		297,316	2,319,064	1,815,209	2,004,427

Non-current liabilities
Deferred income tax liabilities	23	16,956	132,258	114,286	162,581
Bank borrowings	30	42,211	329,245	101,700	166,500
Loans from equity holders	35	—	—	200,000	200,000

		59,167	461,503	415,986	529,081
Net assets		238,149	1,857,561	1,399,223	1,475,346

The notes on pages F-15 to F-77 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION—(Continued)

As at March 31, 2010 and 2009 and April 1, 2008

	Notes	As restated March 31, 2010 US$’000	As restated March 31, 2010 HK$’000	As restated March 31, 2009 HK$’000	As restated April 1, 2008 HK$’000
		(Note 43)	(Notes 4(b))	(Notes 4(b))	(Notes 4(b))
Equity
Equity attributable to equity holders of the Company
Share capital	31	64	500	77	77
Reserves		136,089	1,061,489	577,811	530,251

		136,153	1,061,989	577,888	530,328
Non-controlling interests		101,996	795,572	821,335	945,018

Total equity		238,149	1,857,561	1,399,223	1,475,346

The notes on pages F-15 to F-77 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended March 31, 2010, 2009 and 2008

	Notes	As restated 2010 US$’000	As restated 2010 HK$’000	As restated 2009 HK$’000	As restated 2008 HK$’000
		(Note 43)	(Note 4(b))	(Note 4(b))	(Note 4(b))
Cash flows from operating activities
Profit/(loss) before income tax		27,445	214,071	(92,225)	593,724
Adjustments for:
Interest income		(285)	(2,223)	(11,608)	(19,025)
Interest expenses		207	1,620	—	—
Depreciation of property, plant and equipment		1,241	9,683	11,692	10,724
Amortization of prepaid land lease payments and land use rights		167	1,303	793	86
Share of (gain)/loss of an associate		(6)	(48)	53	7
Share-based payment		694	5,411	—	1,290
(Increase)/decrease in fair values of investment properties		(19,441)	(151,640)	178,016	(479,907)
(Gain)/loss on disposals of investment properties		(1,384)	(10,799)	2,337	(5,600)
Gain on disposals of a property development project	36	—	—	(132,537)	—
Loss/(gain) on disposals of property, plant and equipment		—	2	1,504	(30)
Net unrealized loss/(gain) on financial assets at fair value through profit or loss		346	2,695	5,342	(613)
(Gain)/loss on disposals of financial assets at fair value through profit or loss		(1,136)	(8,861)	3,470	(685)
Dividends received		(84)	(653)	(645)	(251)
Provision for/(reversal of) impairment of trade and other receivables		1,364	10,639	27,478	(5,303)
Impairment loss on goodwill		—	—	—	47,295
Impairment loss on properties under development		76	591	—	—
(Reversal of)/provision for inventory obsolescence		(304)	(2,370)	5,708	19,386

Operating cash flows before movements in working capital		8,900	69,421	(622)	161,098
Additions of properties under development		(45,910)	(358,096)	(564,630)	(444,943)
Additions of prepaid land lease payments and land use rights		—	—	(41,788)	(448,737)
Refunds of payments from acquisition of land use rights		—	—	130,724	225,071
Deposits paid for acquisition of land use rights		—	—	—	(165,312)

The notes on pages F-15 to F-77 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS—(Continued)

For the years ended March 31, 2010, 2009 and 2008

	Notes	As restated 2010 US$’000	As restated 2010 HK$’000	As restated 2009 HK$’000	As restated 2008 HK$’000
		(Note 43)	(Note 4(b))	(Note 4(b))	(Note 4(b))
(Increase)/decrease in inventories		(940)	(7,334)	2,063	(21,539)
Decrease in completed properties held for sale		26,764	208,760	3,400	64,435
Increase in construction contract		(4,575)	(35,686)	(9,537)	(5,017)
Decrease/(increase) in amounts due from related parties		12,053	94,012	(93,907)	—
Decrease/(increase) in trade and other receivables		9,801	76,449	(31,801)	(129,261)
Increase/(decrease) in trade payables, other payables and accruals		11,933	93,078	(79,945)	282,558
Increase/(decrease) in amount due to an associate		196	1,530	—	(112)
(Decrease)/increase in deposits received/ receipt in advance		(8,237)	(64,247)	327,227	488,076

Cash generated from/ (used in) operations		9,985	77,887	(358,816)	6,317
Interest received		285	2,223	11,608	19,025
Interest paid		(4,549)	(35,480)	(18,534)	(16,608)
Income tax paid		(2,393)	(18,665)	(4,231)	(7,192)
Income tax refund		231	1,797	273	818

Net cash generated from/(used in) operating activities		3,559	27,762	(369,700)	2,360

The notes on pages F-15 to F-77 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS—(Continued)

For the years ended March 31, 2010, 2009 and 2008

	Notes	As restated 2010 US$’000	As restated 2010 HK$’000	As restated 2009 HK$’000	As restated 2008 HK$’000
		(Note 43)	(Note 4(b))	(Note 4(b))	(Note 4(b))
Cash flows from investing activities
Net inflow of cash and cash equivalent in respect of the acquisition of a subsidiary	39	—	—	—	85,291
Purchases of property, plant and equipment		(2,156)	(16,819)	(9,479)	(11,998)
Additions to investment properties under construction		(10,165)	(79,288)	(74,500)	(91,661)
Proceeds from disposal of an investment property		3,026	23,606	13,963	25,000
Purchases of financial assets at fair value through profit or loss		(16,736)	(130,538)	(101,975)	(13)
Proceeds from disposal of property, plant and equipment		1	5	5,345	32
Proceeds from disposals of financial assets at fair value through profit or loss		13,606	106,129	79,955	4,250
Net outflow of cash and cash equivalent in respect of a disposal of a property development project	36	—	—	(208,645)	—
Dividends received		84	653	645	251

Net cash (used in)/generated from investing activities		(12,340)	(96,252)	(294,691)	11,152

Cash flows from financing activities
Proceeds from issuance of new shares by a subsidiary	40	10	79	—	290,370
Proceeds from issuance of new shares to a consultant		—	2	—	—
Increase in restricted and pledged bank deposits		(9,864)	(76,940)	(102,440)	—
Proceeds from bank borrowings		51,140	398,893	475,611	66,600
Repayments of bank borrowings		(12,616)	(98,405)	(33,900)	(22,200)
Contributions from a minority equity holder of a subsidiary		1,162	9,061	—	—
Loans from equity holders		12,821	100,000	—	200,000
Dividend paid to equity holders		—	—	—	(12,446)
Dividends paid to minority equity holders		(2,810)	(21,915)	(21,910)	(21,280)

Net cash generated from financing activities		39,843	310,775	317,361	501,044

Net increase/(decrease) in cash and cash equivalents		31,062	242,285	(347,030)	514,556
Cash and cash equivalents at beginning of the year		64,604	503,912	843,886	296,969
Effect of foreign exchange rate changes		61	472	7,056	32,361

Cash and cash equivalents at end of the year	28	95,727	746,669	503,912	843,886

The notes on pages F-15 to F-77 are an integral part of these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended March 31, 2008, 2009 and 2010

	Attributable to equity holders of the Company								Minority interests HK$’000	Total equity HK$’000
	Issued capital (a) HK$’000	Share premium HK$’000	Property revaluation reserve HK$’000	Accumulated translation HK$’000	Capital Reserve (b) HK$’000	Statutory surplus reserve (c) HK$’000	Retained profit HK$’000	Sub-total HK$’000
Balance at April 1, 2007:
Previously reported	77	—	18,012	4,478	63,880	4,771	258,925	350,143	344,572	694,715
Adoption of IAS 17 (Amendment) (Note 4(b))	—	—	3,785	—	—	—	692	4,477	4,612	9,089

As restated	77	—	21,797	4,478	63,880	4,771	259,617	354,620	349,184	703,804

Profit for the year, as restated	—	—	—	—	—	—	93,850	93,850	308,081	401,931
Other comprehensive income:
Increase in fair value of leasehold land and buildings, net of deferred income tax, as restated	—	—	23,375	—	—	—	—	23,375	57,133	80,508
Change in deferred income tax liabilities in relation to the revaluation of leasehold land and buildings arising from tax rate change, as restated	—	—	1,978	—	—	—	—	1,978	5,801	7,779
Exchange difference on translation of foreign operation	—	—	—	22,372	—	—	—	22,372	21,995	44,367

Total comprehensive income for the year, as restated	—	—	25,353	22,372	—	—	93,850	141,575	393,010	534,585
Transfer to retained profit upon disposals of the properties	—	—	(1,624)	—	—	—	1,624	—	—	—
Release of property revaluation reserve upon depreciation of leasehold land and buildings	—	—	(508)	—	—	—	508	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	(21,280)	(21,280)
Share of accumulated losses of the associate upon acquisition of subsidiary	—	—	—	—	—	—	(5,407)	(5,407)	(15,570)	(20,977)
Share-based payments	—	—	—	—	573	—	—	573	717	1,290
Issue of new shares by a subsidiary	—	—	—	—	—	—	—	—	290,370	290,370
Deemed receipt from minority equity holders	—	—	(683)	—	52,221	—	(125)	51,413	(51,413)	—
Return of capital to equity holders	—	—	—	—	(12,446)	—	—	(12,446)	—	(12,446)

Balance at March 31, 2008, as restated	77	—	44,335	26,850	104,228	4,771	350,067	530,328	945,018	1,475,346

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY—(Continued)

For the years ended March 31, 2008, 2009 and 2010

	Attributable to equity holders of the Company								Minority interests HK$’000	Total equity HK$’000
	Issued capital (a) HK$’000	Share premium HK$’000	Property revaluation reserve HK$’000	Accumulated translation HK$’000	Capital reserve HK$’000	Statutory surplus reserve (c) HK$’000	Retained profits HK$’000	Sub-total HK$’000
Balance at April 1, 2008:
Previously reported	77	—	37,133	26,850	104,228	4,771	349,519	522,578	933,569	1,456,147
Adoption of IAS (Amendment) (Note 4(b))	—	—	7,202	—	—	—	548	7,750	11,449	19,199

As restated	77	—	44,335	26,850	104,228	4,771	350,067	530,328	945,018	1,475,346

Profit/ (loss) for the year, as restated	—	—	—	—	—	—	42,540	42,540	(109,358)	(66,818)
Other comprehensive income/(loss):
Decrease in fair value of leasehold land and buildings, net of deferred income tax, as restated	—	—	(3,575)	—	—	—	—	(3,575)	(5,282)	(8,857)
Change in deferred income tax liabilities in relation to the revaluation of leasehold land and buildings arising from tax rate change	—	—	(53)	—	—	—	—	(53)	(79)	(132)
Exchange difference on translation of foreign operation	—	—	—	8,648	—	—	—	8,648	12,946	21,594

Total comprehensive income/ (loss) for the year, as restated	—	—	(3,628)	8,648	—	—	42,540	47,560	(101,773)	(54,213)
Transfer to retained profit upon disposals of the properties	—	—	(653)	—	—	—	653	—	—	—
Release of depreciation of leasehold land and buildings	—	—	(1,273)	—	—	—	1,273	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	(21,910)	(21,910)

Balance at March 31, 2009, as restated	77	—	38,781	35,498	104,228	4,771	394,533	577,888	821,335	1,399,223

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY—(Continued)

For the years ended March 31, 2008, 2009 and 2010

	Attributable to equity holders of the Company								Minority interests HK$’000	Total equity HK$’000
	Issued capital (a) HK$’000	Share premium HK$’000	Property revaluation reserve HK$’000	Accumulated translation HK$’000	Capital reserve (b) HK$’000	Statutory surplus reserve (c) HK$’000	Retained profits HK$’000	Sub-total HK$’000
Balance at April 1, 2009:
Previously reported	77	—	32,907	35,498	104,228	4,771	394,123	571,604	812,052	1,383,656
Adoption of IAS 17 (Amendment) (Note 4(b))	—	—	5,874	—	—	—	410	6,284	9,283	15,567

As restated	77	—	38,781	35,498	104,228	4,771	394,533	577,888	821,335	1,399,223

Profit/(loss) for the year	—	—	—	—	—	—	171,408	171,408	(29,859)	141,549
Other comprehensive income/(loss):
Increase in fair value of leasehold land and building, net of deferred income tax	—	—	9,240	—	—	—	—	9,240	13,649	22,889
Exchange difference on translation of foreign operation	—	—	—	1,336	—	—	—	1,336	(47)	1,289

Total comprehensive income/ (loss) for the year	—	—	9,240	1,336	—	—	171,408	181,984	(16,257)	165,727
Appropriation of profit to statutory surplus reserve	—	—	—	—	—	296	(296)	—	—	—
Transfer to retained profit upon disposals of the properties	—	—	(2,436)	—	—	—	2,436	—	—	—
Release of depreciation of leasehold land and buildings	—	—	(177)	—	—	—	177	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	(21,915)	(21,915)
Share-based payments	—	—	—	—	2,185	—	—	2,185	3,226	5,411
Issue of new shares by a subsidiary	—	—	—	—	—	—	—	—	79	79
Deemed receipt from minority equity holders	—	—	—	—	(43)	—	—	(43)	43	—
Capital contribution from a minority equity holder of a subsidiary	—	—	—	—	—	—	—	—	9,061	9,061
Capitalization of equity holders’ loans upon the Merger (as defined in note 3 (a)) (d)	—	—	—	—	300,000	—	—	300,000	—	300,000
Transfer to retained profit upon lapse of share options of a subsidiary	—	—	—	—	(38)	—	38	—	—	—
Issue of preferred shares to equity holders	1	—	—	—	—	—	—	1	—	1
Issue of shares upon common control merger (e)	448	997,961	—	—	(1,003,648)	—	—	(5,239)	—	(5,239)
Equity settled expenses related to corporate restructuring (e)	2	5,239	—	—	—	—	—	5,241	—	5,241
Share repurchased (f)	(28)	—	—	—	—	—	—	(28)	—	(28)

Balance at March 31, 2010, as restated	500	1,003,200	45,408	36,834	(597,316)	5,067	568,296	1,061,989	795,572	1,857,561

CHINA METRO-RURAL HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY—(Continued)

For the years ended March 31, 2008, 2009 and 2010

Notes:

(a)	Issued capital included ordinary shares of HK$499,000 and preferred share of HK$1,000 as at March 31, 2010.
(b)	Capital reserve comprises share option reserve, general reserve and other capital reserve. Share option reserve amounted to HK$4,062,000 arising from the share options granted by a subsidiary. General reserve amounted to HK$62,953,000 deficit, arising from the dividend paid out of contributed surplus of Man Sang International Limited, a listed subsidiary. Other capital reserve amounted to HK$538,425,000 deficit, primarily arising from the corporate restructuring and merger in 1997 and 2010.
(c)	In accordance with the articles of association of the relevant subsidiaries established in the PRC and the PRC rules and regulations, the PRC subsidiaries are required to transfer not less than 10% of their net profit as stated in the financial statements prepared under PRC accounting regulations to statutory reserve before the corresponding PRC subsidiaries can distribute any dividend. Such a transfer is not required when the amount of statutory reserve reaches 50% of the corresponding subsidiaries’ reserved capital. The statutory reserve shall only be used to make up losses of the corresponding subsidiaries’ production operations, or to increase the capital of the corresponding subsidiaries. Upon approval of the corresponding subsidiaries’ shareholders in general meetings, the subsidiaries may convert their statutory reserves into registered capital and issue bonus capital to the existing owners in proportion to the existing ownership structure. In addition, this reserve is only distributable in the event of liquidation of these PRC subsidiaries.
(d)	In connection with the acquisition of the equity interest of China Metro-Rural Limited (“China Metro”) which is further discussed in note 3(a) to these consolidated financial statements, the shareholders of China Metro agreed to waive their loans to China Metro amounted to HK$300,000,000. Accordingly, the Company recorded such waiver as a capital contribution under capital reserve.
(e)	In respect of the acquisition of the equity interest of China Metro which is further discussed in note 3(a) to these consolidated financial statements, an aggregate of 57,443,238 ordinary shares of the Company with an equivalent amount of HK$1,003,648,000 was issued. Such issuance was recorded as a reduction of capital reserve while the par value of the issued shares amounted to HK$448,000 was recorded as issued capital. The remaining amount between capital reserve and issued capital was recorded as share premium, net of 300,000 ordinary shares with a value of HK$5,241,000 which was issued as the issuance cost in respect of the share issuance.
(f)	In connection with the reorganization which is further discussed in note 3(a) to these consolidated financial statements, Man Sang Holdings, Inc. (“MSHI”), the Company’s previous holding company of the Group was to be dissolved and liquidated, and the Company became the new holding company of the Group. Pursuant to the reorganization, shareholders of MSHI’s ordinary shares and preferred shares received 6,382,582 and 100,000 of the Company’s ordinary shares and preferred shares, respectively, on a share-for-share basis in cancellation of MSHI’s ordinary shares and preferred shares. Prior to and in connection with the reorganization, the Company repurchased 3,617,418 of its ordinary shares with a par value of US$0.001 each amounting HK$28,000.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1—General Information of China Metro-Rural Holdings Limited

China Metro-Rural Holdings Limited, formerly known as Man Sang International (B.V.I.) Limited, (the “Company”, or “we” or “us”) was incorporated in the British Virgin Islands as an international business company under the BVI International Business Companies Act on August 14, 1995, and automatically re-registered as a business company on January 1, 2007 pursuant of the BVI Companies Act. The Company through its subsidiaries is principally engaged in the purchasing, processing, assembling, merchandising and wholesale distribution of pearls and jewelry products. In addition, the Company owns and operates an industrial real estate complex in Shenzhen, People’s Republic of China (the “PRC”) and a market center with various supporting facilities in Shanxiahu, Zhuji, Zhejiang Province, the PRC. During the year, the Company through a subsidiary merged with a company, China Metro-Rural Limited (“China Metro”), a developer and operator of large-scale, integrated agricultural logistics and trade centers in Liaoning Province, the PRC. The merger is further discussed in note 3(a) to the consolidated financial statements.

The shares of the Company have been listed on the NYSE Amex (formerly known as “American Stock Exchange”) under the ticker symbol of “CNR”. The Company’s principal place of business and executive office is located at Suit 2208-14, 22/F., Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.

The consolidated financial statements have been approved and authorized for issue by the Board of Directors on January 18, 2011.

Note 2—Change in Accounting Policy – Classification of Bank Loans

In November 2010, the IFRS Interpretation Committee (the “IFRIC”) confirmed its conclusion at its meeting from September 2010 that a liability, which contains a clause gives the lender the unconditional right to demand repayment at any time, should be classified as a current liability in accordance with IAS 1 – Presentation of financial statements (“IAS 1”). The market practice in Hong Kong previously has been to classify term loans as a non-current liability based on the agreed schedule repayment date(s). The unconditional right was considered to be protective and the likelihood of it being exercised was remote or would only be exercised in adverse conditions. However, the IFRIC’s conclusion provided additional clarity on the application of IAS 1. Accordingly, in order to comply with the requirement of IFRIC, the Group changed its accounting policy on the classification for loan agreements that contain a repayment on demand clause and adjustments were made to the Group’s historical financial statements and certain financial information for prior years.

The new accounting policy has been applied retrospectively by representing the opening balances at April 1, 2009 with consequential reclassification adjustments to comparatives for the year ended March 31, 2010. The adjustments are non-cash and had no impact on the consolidated statement of income statement or consolidated statement of cash flows. The adjustments only have impacts to the continuing operation and the following table reflects the effects of the adjustment on the consolidated statement of financial position:

	March 31, 2010 HK$’000	March 31, 2009 HK$’000	April 1, 2008 HK$’000
Increase in current portion of bank borrowings	28,392	84,909	—
Decrease in non-current portion of bank borrowings	(28,392)	(84,909)	—

	—	—	—

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 3—Summary of Significant Accounting Policies

(a) Basis of preparation and presentation

On July 28, 2010, the Company declared a dividend to its shareholders which was satisfied by way of distribution in specie of the entire equity interest in Man Sang International Limited (“MSIL”), held by the Company, represented approximately 494 million ordinary shares in MSIL (the “Distribution”), which was completed in August 2010. Upon the completion of the Distribution, the Group no longer held interest in MSIL and has discontinued its jewelry and real estate businesses (the “Discontinued Operations”). In accordance with IFRS 5 ‘Non-current assets held for sale and discontinued operations’, the Discontinued Operations were shown as discontinued operations in the Group’s unaudited consolidated interim financial statements for the six months ended September 30, 2010, furnished by way of a Form 6-K with the Securities and Exchange Commission on January 18, 2011.

Under the applicable rules of the Securities and Exchange Commission, when a registrant prepares, on or after the date of registrant reports discontinued operations and/or has changes in accounting policy where such changes require retrospective disclosure or measurement, a new registration statement, or prospectus supplement to existing registration statement, that includes or incorporates by reference financial statements, the registrant is required to recast the prior period annual financial statements included or incorporated by reference in such registration statement, or prospectus supplement, to reflect the discontinued operations and changes in accounting policy. Accordingly, the Company is furnishing these financial statements to recast its consolidated financial statements for each of the three years in the period ended March 31, 2010 to reflect the presentation of the discontinued operations and changes in accounting policy. The changes in accounting policy, also reflected in these financial statements, are set out in notes 2 and 4 to the consolidated financial statements and the recasting in respect of the discontinued operations is further discussed at note 47.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention, except for financial assets at fair value through profit or loss, investment properties, investment properties under construction, and leasehold land and buildings, which are stated at fair value as explained in the accounting policies set out below. These policies have been consistently applied to all the years presented unless otherwise stated.

The IASB has issued certain new and revised IFRS, which are generally effective for accounting periods beginning on or after April 1, 2009. Details of major changes in accounting policies following the adoption of these IFRSs are summarized in note 4 of the consolidated financial statements.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reorganization transaction

The Company was previously a wholly-owned subsidiary of Man Sang Holdings, Inc. (“MSHI”), a United States domestic company incorporated in the State of Nevada whose common stocks were listed on the NYSE Amex. On August 25, 2009, at a general meeting, for the purpose of the redomicile of MSHI and its subsidiaries (the “Group”) from the United States to the British Virgin Islands, the shareholders of MSHI resolved to carry out a group reorganization (the “Reorganization”) whereby, inter alia, MSHI was to be dissolved and liquidated and the Company was to become the new holding company of the Group and to contractually assume all rights, title, obligations and liabilities of MSHI pursuant to the terms and subject to the conditions of the agreement and plan of the dissolution and liquidation of MSHI. As a result of the Reorganization, the Company succeeded MSHI as the holding company of the Group on August 25, 2009 with its ordinary shares being listed on the NYSE Amex as a foreign private issuer. From its inception in August 1995 through the effective date of the Reorganization on August 25, 2009, the Company was a wholly-owned subsidiary of MSHI.

Upon the effective date of the Reorganization, the Company and its subsidiaries continued to conduct the business previously conducted by MSHI and its subsidiaries (including the Company). Although the dissolution and liquidation of MSHI would result in the cessation of MSHI as the holding company of the Group, the dissolution and liquidation had no material impact on our financial condition or operating results, other than the costs incurred in connection with its dissolution and liquidation. As the Company shall contractually assume all rights, title, obligations and liabilities of MSHI upon the terms and subject to the conditions of the agreement and plan of the dissolution and liquidation, there was a continuation of the risks and benefits to the ultimate controlling owners that existed prior to the planned dissolution and liquidation of MSHI.

Merger with China Metro

Pursuant to the Agreement and Plan of Merger, or the Merger Agreement, dated as of February 19, 2010, by and among the Company, China Metro-Rural Limited (“China Metro”) and Creative Gains Limited (“Creative Gains”) (a wholly-owned subsidiary of the Company), Creative Gains was merged with and into China Metro (the “Merger”). Immediately after the Merger, Creative Gains ceased and China Metro became a wholly-owned subsidiary of the Company. On March 19, 2010, Merger Agreement was adopted and the Merger was subsequently consummated, each outstanding share of China Metro as of the effective date of the Merger was converted automatically into the right to receive the number of the Company’s ordinary shares equivalent to 57,443,238 divided by the number of China Metro ordinary shares outstanding immediately prior to the Merger. As a result, based on outstanding 100 ordinary shares of China Metro immediately prior to the Merger, an aggregate of 57,443,238 ordinary shares of the Company was issued in connection with the Merger (with cash paid for fractional shares), of which 37,338,104 ordinary shares were issued to Kind United Holdings Ltd., the controlling shareholder of China Metro under the control of Mr. Cheng Chung Hing (“Mr Cheng”), or Kind United, and the remaining 20,105,130 ordinary shares of the Company were issued to the minority shareholders of China Metro.

In respect of the acquisition of the equity interest of China Metro controlled by Mr. Cheng, since both the Company and China Metro were under common control of Mr. Cheng prior to and after the Merger, the Merger was accounted for as a combination of entities under common control in a manner similar to pooling of interests. On this basis, the consolidated financial statements of the Company for periods prior to the Merger were restated to include, to the extent of equity interest of China Metro held by Mr. Cheng, the assets and liabilities and results of operations of China Metro for those periods as if the Company had been the holding company of China Metro at the beginning of the financial period reported in the consolidated financial statements or when our Company and China Metro became under common control by Mr. Cheng, whichever was later, and all assets and liabilities of China Metro were stated at historical carrying amounts. The acquisition by the Company of interest owned by all the shareholders of China Metro, including Mr. Cheng, was treated as an equity transaction at the completion date of the Merger.

(b) Basis of consolidation

Business combinations (other than for combining entities under common control) are accounted for by applying the purchase method. This involves the fair value of all identifiable assets and liabilities, including contingent liabilities of the subsidiaries, at the acquisition date, regardless of whether or not they were recorded in the financial statements of the subsidiary prior to acquisition. On initial recognition, the assets and liabilities of the subsidiaries are included in the consolidated statements of financial position at their fair values, which are also used as the bases for subsequent measurement in accordance with the Group’s accounting policies.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to March 31 each year. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposals, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Non-controlling interests in the net assets of consolidated subsidiaries are presented separately from the Group’s equity therein. non-controlling interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority’s share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority’s interest in the subsidiary’s equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

(c) Subsidiaries

A subsidiary is an entity, in which the Company, directly or indirectly, has the power to govern the financial and operating policies so as to obtain benefits from its activities. In relation to the Company’s subsidiary, Man Sang International Limited (“MSIL”), certain shareholders of MSIL have assigned their voting rights to the Company giving the Company more than 50 percent of the voting rights. Consequently, the Company has the power to control MSIL.

Investments in subsidiaries are included in the Company’s statements of financial position at cost less impairment losses. The carrying amount of investment is reduced to its recoverable amount on an individual basis.

(d) Goodwill

Goodwill arising on an acquisition of a business represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant business at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Capitalized goodwill arising on an acquisition of a business is presented separately in the consolidated statements of financial position.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods. On subsequent disposals of the relevant cash-generating unit, the attributable amount of goodwill capitalized is included in the determination of the amount of profit or loss on disposals.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(e) Associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale (in which case it is accounted for under IFRS 5 “Non-current assets held for sale and discontinued operations”). Under the equity method, investments in associates are carried in the consolidated statements of financial position at cost as adjusted for post acquisition changes in the Group’s share of the net assets of the associates, less any identified impairment loss. When the Group’s share of loss of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

(f) Related parties

A party is considered to be related to the Group if:

(a)	the party, directly, or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b)	the party is a member of the key management personnel of the Group or any of its holding companies;

(c)	the party is a close member of the family of any individual referred to in (a) or (b);

(d)	the party is an entity that is controlled, jointly-controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (b) or (c); or

(e)	the party is a post-employment benefit plan for the benefit of employees of the Group, or of any entity that is a related party of the Group.

(g) Investment properties

Investment properties are land and /or buildings that are held to earn rental income and / or for capital appreciation, which include property interest held under operating lease carries at fair value.

Investment properties are stated at fair value at the statements of financial position date. Any gain or loss arising from a change in fair value is recognized in the consolidated income statement. An investment property is derecognized upon disposals or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year in which the item is derecognized.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsequent expenditure is charged to the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the consolidated income statement during the financial period in which they are incurred.

Properties under construction or development for future use as investment properties are classified as investment properties under construction. Such properties under construction are measured initially at cost, including transaction cost, and stated at fair value, subsequent to initial recognition, at the end of each reporting period when fair value can be determined reliably. Any gains or losses arising from changes in the fair values of completed investment properties and investment properties under construction are included in the consolidated income statement in the year in which they arise.

The fair values of investment properties are determined by management based in part on valuation by independent valuers who hold recognized professional qualifications and have recent experiences in the locations and category of properties being valued. Fair value is determined based on market value, being the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

If an investment property and/or an investment properties under construction become owner-occupied, they are reclassified as property, plant and equipment under leasehold land and building, or if become intended for sale are transferred to properties under development or completed properties held for sales, and their fair value at the date of reclassification becomes their deemed cost for accounting purposes.

(h) Property, plant and equipment

Property, plant and equipment, other than leasehold land and buildings, are stated at cost less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the consolidated income statement during the year in which they are incurred.

The leasehold land and buildings are stated in the consolidated statements of financial position at their revalued amount, being the fair value at the date of revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the statements of financial position date. Any revaluation increase is credited to the property revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense, in which case the increase is credited to the consolidated income statement to the extent of the decrease previously charged. A decrease in the net carrying amount arising on revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the property revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to retained profits.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

If there is no market-based evidence of fair value because of the specialized nature of the item of leasehold land and buildings and the item is rarely sold, except as part of a continuing business, the Group may estimate fair value using an income or a depreciated replacement cost approach.

Leasehold land and buildings transferred from investment properties are stated at deemed cost equal to its fair value at the date of change in use and is continued to account for as if it was an asset held under finance lease. The entire lease payment of leasehold land and buildings are included in the cost of land and buildings as a finance lease in property, plant and equipment and stated at revalued amount.

Construction in progress, representing plant and machinery on which construction work has not been completed and machinery pending installation, is stated at historical cost, which includes construction expenditures incurred, cost of machinery and other direct costs capitalized during the construction and installation period, less accumulated impairment losses, if any. No depreciation is provided in respect of construction in progress until the construction is completed. On completion, the construction in progress is transferred to appropriate categories of property, plant and equipment.

Leasehold land classified as finance lease commences amortization from the time when the land interest becomes available for its intended use. Amortization on leasehold land classified as finance lease and depreciation for property, plant and equipment, other than construction in progress, are calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives, as follows:

Leasehold land classified as finance lease and buildings	Over the shorter of the term of the lease or 50 years
Leasehold improvements	25% - 33%
Plant and machinery	20% - 25%
Furniture, fixtures and equipment	25%
Motor vehicles	25%

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Residual values, useful lives and depreciation methods are reviewed at each statements of financial position date.

An item of property, plant and equipment is derecognized upon disposals or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognized.

(i) Properties under development

Property that is being constructed or developed for future use as held-for-sales is classified as properties under development and stated at cost less any identified impairment losses until construction or development is complete, at which time it is reclassified as completed properties held for sale. Costs comprise construction costs, borrowing costs capitalized, amortization of land use rights and professional fees incurred during the development period.

Properties under development are classified as current assets when the construction of the relevant properties commences unless the construction period of the relevant property development project is expected to complete beyond normal operating cycle.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(j) Completed properties held for sale

Completed properties remaining unsold at the end of the year are stated at the lower of cost, deemed cost and net realizable value.

Cost comprises development costs attributable to the unsold properties.

Net realizable value is determined by reference to the sale proceeds of properties sold in the ordinary course of business, less applicable variable selling expenses, or by management estimates based on prevailing marketing conditions.

If an investment properties and/or investment properties under constructions become property held for sale, they are reclassified as completed properties held for sales and their fair value at the date of reclassification becomes their deemed cost for accounting purpose.

(k) Prepaid lease payments and land use rights

Prepaid lease payments and land use rights include up-front payments to acquire land and payments for lease of properties held under operating leases. Prepaid lease payments and land use rights are stated at cost and are amortized on a straight-line basis over the period of the lease.

(l) Financial instruments

Financial assets and financial liabilities are recognized on the statements of financial position when the Group becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

The Group’s financial assets are classified into one of the two categories, including financial assets at fair value through profit or loss (“FVTPL”) and loans and receivables. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Financial assets at fair value through profit or loss

Financial assets at FVTPL have two subcategories, including financial assets held for trading and those designated as at FVTPL on initial recognition. At each statements of financial position date subsequent to initial recognition, financial assets at FVTPL are measured at fair value, with changes in fair value recognized directly in the consolidated income statement in the period in which they arise. Fair value gain or loss does not include any dividend or interest earned on these financial assets. Dividend and interest income is recognized in accordance with the Group’s policies in note 3(r) to these consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each statement of financial position date subsequent to initial recognition, loans and receivables (including trade receivables, loan receivables, other receivables) are carried at amortized cost using the effective interest method, less any identified impairment losses.

Impairment of financial assets

At each statements of financial position date, financial assets other than those carried at fair value through profit or loss are reviewed to determine whether there is any objective evidence of impairment.

Objective evidence of impairment of individual financial assets includes observable data that comes to the attention of the Group about one or more of the following loss events:

•	significant financial difficulty of the debtor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becomes probable that the debtor will enter bankruptcy or other financial reorganization;

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

•	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

For financial assets carried at amortized cost, an impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. When a trade receivable is considered uncollectible, it is written off against the allowance account. If, in subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through the consolidated income statement to the extent that it does not result in a carrying amount of the financial asset exceeding what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed. The amount of the reversal is recognized in consolidated income statement of the period in which the reversal occurs.

Financial liabilities and equity

Financial liabilities and equity instruments issued by the Group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The Group’s financial liabilities are generally classified into financial liabilities at FVTPL and other financial liabilities.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Other financial liabilities

Other financial liabilities (including bank and other borrowings, trade payables and other payables) are subsequently measured at amortized cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. A financial guarantee contract issued by the Group and not designated as at fair value through profit or loss is recognized initially at its fair value less transaction costs that are directly attributable to the issue of the financial guarantee contract. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and (ii) the amount initially recognized less, when appropriate, cumulative amortization recognized in accordance with IAS 18 Revenue.

Derecognition

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognizing of a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in the consolidated income statement. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

Financial liabilities are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

(m) Impairment of investments in subsidiaries, associates and non-financial assets

Assets that have an indefinite useful life, are not subject to amortization and are tested annually for impairment. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impairment testing of the investments in subsidiaries or associates is required upon receiving dividends from these investments if the dividend exceeds the total comprehensive income of the subsidiary or associate in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee’s net assets including goodwill.

(n) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost, which comprises all costs of purchase and, where applicable, cost of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average cost method. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs to sell.

(o) Construction contract

Contract costs are recognized as expenses in the period in which they are incurred.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable.

When the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue is recognized over the period of the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

Variations in contract work, claims and incentive payments are included in contract revenue to the extent that may have been agreed with the customer and are capable of being reliably measured.

The Group uses the “percentage-of-completion method” to determine the appropriate amount to recognize in a given period. The stage of completion is measured by reference to the contract costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract. Costs incurred in the year in connection with future activity on a contract are excluded from contract costs in determining the stage of completion. They are presented as inventories, prepayments or other assets, depending on their nature.

The Group presents as an asset if the gross amount due from customers for contract work for all contracts in progress for which costs incurred plus recognized profits (less recognized losses) exceed progress billings. Progress billings not yet paid by customers and retention are included within “Construction contract”.

The Group presents as a liability the gross amount due to customers for contract work for all contracts in progress for which progress billings exceed costs incurred plus recognized profit (less recognized losses).

(p) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

Restricted and pledged bank deposits are not included as cash and cash equivalents.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(q) Provisions, contingent liabilities and contingent assets

Provisions are recognized when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors’ best estimate of the expenditure required to settle the obligation at the statements of financial position date, and are discounted to present value where the effect is material.

(r) Revenue recognition

Revenue from sales of properties

Revenue from sales of properties is recognized when the risks and rewards related to the properties are transferred to purchasers, which is when the construction of relevant properties has been completed, title to the properties has been delivered to the purchasers and collectability of related receivables is reasonably assured. Revenue is recognized only to the extent collectability of such receivable is reasonably assured.

Revenue from sales of properties with operating leaseback

As part of the Group’s overall strategy to develop property projects with specific themes, in relation to sales of certain properties, immediately following sale of such properties, the Group leases back the properties from purchasers for periods ranging from 3 to 5 years either for an insignificant amount of rental payments or free of charge. As lease back of the properties for an insignificant amount of rental payments or free of charge was arranged as part of the sale of these properties, the Group determined the fair value of lease payments it would ordinarily make to lease such properties from other independent owners based on factors such as expected occupancy rates, rental yields etc. and included it as part of the sales consideration received with a corresponding debit to prepaid operating lease payments. Since the fair value of lease payments the Group would ordinarily make to lease such properties was estimated to be insignificant, the Group did not separately recognize it as part of the sales consideration received with a corresponding debit to prepaid operating lease payments. Such transactions are accounted for as a sale and operating leaseback given that as part of the sale transaction, the Group disposes of substantially all risks and rewards of owning the property. In concluding that substantially all risks and rewards of owning the property have been transferred, the Group considers the short period of the lease and the expected future rentals it could earn by letting out these properties, which are insignificant relative to the value of the property.

The leaseback is considered as an operating lease due to (i) the ownership of the property will not transfer back to the Group by the end of the lease term; (ii) the Group does not have the option to purchase the property at the end of the lease term; (iii) the lease term is not the major part of the economic life of the property; (iv) at the inception of the lease, the fair value of the property is significantly higher than the present value of the minimum lease payments; and (v) any gains or losses from the fluctuation in the fair value of the property rest to purchasers. In addition, operating leases rentals paid to purchasers are recorded as an expense on a straight line basis over the period of the lease.

To promote sales of certain properties, the Group conducted a promotional sale of these properties during fiscal 2010 wherein it sold such properties at special rates to selected purchasers. Sales consideration for these properties included an explicitly agreed transaction price to be settled in cash plus a lease back of these properties to the Group free of charge for 5 years. As lease back of the properties free of charge was arranged as part of the sale of these properties, the Group determined the fair value of lease payments it would ordinarily make to lease such properties from other independent owners based on factors such as expected occupancy rates, rental yields etc. and included it as part of the sales consideration received with a corresponding debit to prepaid operating lease payments. The leaseback is considered as an operating lease for the same reasons as explained above. The prepaid operating lease payments will be amortized and recognized as operating leases expense on a straight line basis over the 5 year period of the lease.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue from sales of goods

Sale of goods is recognized on transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed assuming amounts owned are considered collectible.

Revenue from leasing of investment properties

Rental income under operating leases is recognized in the period in which the properties are let out and on a straight-line basis over the term of the relevant lease, including the free rent periods.

Revenue from property management services

Revenue from property management service is recognized when services are rendered.

Others

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that discounts the estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

Dividend income from investments is recognized when the rights to receive payments have been established.

(s) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-makers. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the executive board of directors that make strategic decision.

(t) Share-based payments

The Group operates a number of equity-settled, share based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options) of the Group. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted. In determining the fair value of the options granted:

•	market performance conditions are taken into considerations;

•	the impact of any service and non-market vesting conditions (for example, profitability, sales growth targets and remaining employee of the entity over a specified time period) is excluded; and

•	excluding the impact of any non-vesting conditions.

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the entity revises its estimates of the number of options that are expected to vest based on non-marketing vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated income statement, with a corresponding adjustment to equity.

The cash subscribed for the shares issued when the options are exercised is credited to share capital (nominal value) and share premium, net of any transaction costs that are directly attributable to the issue.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At the time when the share options are exercised, the amount previously recognized in share option reserve will be transferred to share premium. When the share options are forfeited or are not exercised at the expiry date, the amount previously recognized in share option reserve will be transferred to retained profits.

(u) Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency”). The consolidated financial statements are presented in Hong Kong dollars, which is the Company’s functional and presentation currency.

Transaction and balances

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are translated and recorded in the respective entity’s functional currency at the rates of exchanges prevailing on the dates of the transactions. At each statements of financial position date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the statements of financial position date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Company’s net investment in a foreign operation, in which case, such exchange differences are recognized in equity in the consolidated financial statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity, in which cases, the exchange differences are also recognized directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into the presentation currency of the Group (i.e. Hong Kong dollars) at the rate of exchange prevailing at the statements of financial position date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized as a separate component of equity (the translation reserve). Such exchange differences are recognized in the consolidated income statement in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after January 1, 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the statements of financial position date. Exchange differences so arising are recognized in the translation reserve.

(v) Taxation

Income tax expense comprises current and deferred income tax.

Current income tax is calculated based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are not taxable or deductible. Current income tax payable is calculated using tax rates that have been enacted or substantively enacted by the statements of financial position date.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each statements of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the statements of financial position date. Deferred tax is charged or credited to the consolidated income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

(w) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals payable and receivable under operating leases are recognized as expense and revenue on the straight-line basis over the lease terms.

(x) Retirement benefits scheme

Employee entitlements to annual leave and long service leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the statement of financial position date.

Employee entitlements to sick leave and maternity leave are not recognized until the time of leave.

In accordance with the rules and regulations in the PRC, the PRC based employees of the Group participate in various defined contribution retirement benefit plans organized by the relevant municipal and provincial governments in the PRC under which the Group and the PRC based employees are required to make monthly contributions to these plans calculated as a percentage of the employees’ salaries.

The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired PRC based employees payable under the plans described above. Other than the monthly contributions, the Group has no further obligation for the payment of retirement and other post retirement benefits of its employees. The assets of these plans are held separately from those of the Group in independently administrated funds managed by the PRC government.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group also participates in a pension scheme under the rules and regulations of the Mandatory Provident Fund Scheme Ordinance (“MPF Scheme”), which is a defined contribution retirement scheme for all employees in Hong Kong. The contributions to the MPF Scheme are based on minimum statutory contribution requirement of 5% of eligible employees’ relevant aggregate income. The assets of this pension scheme are held separately from those of the Group in independently administered funds.

The Group’s contributions to the defined contribution retirement schemes are expensed as incurred.

(y) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are capitalized as part of the cost of those assets. Capitalization of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in the consolidated income statement in the period in which they are incurred.

(z) Government grants

Government grants are recognized as income over the periods necessary to match with the related costs. If the grants do not relate to any specific expenditure incurred by the Group, they are reported separately as other operating income. If the grants subsidize an expense incurred by the Group, they are deducted in reporting the related expenses. Grants related to assets are presented as a deduction from the cost of the relevant asset.

(aa) Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale, that has been disposed of, has been abandoned or that meets the criteria to be classified as held for sale or held for distribution to owners. Discontinued operations are presented in the income statement (including comparative) as a separate amount, comprising the total of the post tax profit or loss of the discontinued operations for the period together with any post-tax gain or loss recognized on the measure to fair value less costs to sell, or on disposal of the assets/disposal groups constituting discontinued operations. When the Group discontinues its subsidiary, the Group is to account for all amounts recognized in other comprehensive income, including exchange difference on translation of foreign operations, in relation to that subsidiary on the same basis as would be required if the Group had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income that relates to an asset or a liability, which when disposed, the Group reclassifies such accumulated gains or losses related to that asset or liability from equity to consolidated income statement, as a reclassification adjustment, when it loses control of the subsidiary. In presenting interest income and interest expense and various expenses relating to discontinued operations, account is taken of the continuance or otherwise of these income statement items post disposal of the discontinued operations. In the statement of financial position, the assets and liabilities of discontinued operations are shown within the caption ‘Disposal groups and non-current assets/(liabilities) held for sale’ separate from other assets and liabilities.

A non-current asset or a disposal group comprising assets and liabilities is classified as held for sale or held for distribution to owners if it is expected that its carrying amount will be recovered principally through sale rather than through continuing use, it is available for immediate sale and sale is highly probably within one year. For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset or disposal group.

On initial classification as held for sale or held for distribution to owners, non-current assets and disposal groups are measured at the lower of previous carrying amount and fair value less cost to sell with any adjustments taken to the income statement. The same applies to gains and losses on subsequent remeasurement. However, financial assets within the scope of IAS 39 continue to be measured in accordance with that standard. No reclassifications are made in respect of prior period.

Impairment losses subsequent to classification of assets as held for sale or held for distribution to owners are recognized in the income statement. Increase in fair value less costs to sell of assets that have been classified as held for sale or held for distribution to owners are recognized in the income statement to the extent that the increase is not in excess of any cumulative impairment loss previously recognized in respect of asset. Assets are not depreciated while they are classified as held for sale or held for distribution to owners.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4—Application of New and Revised International Financial Reporting Standards

(a) Adoption of new or revised IFRS

In the current year, the Group has adopted the following new or revised IFRS, which are relevant to its operations:

Effective for accounting periods beginning on or after
IAS 1 (Revised)	Presentation of Financial Statements	January 1, 2009
IAS 23 (Revised)	Borrowing Costs	January 1, 2009
IFRS 2 (Amendment)	Share-based Payment Vesting Conditions and Cancellations	January 1, 2009
IFRS 7 (Amendment)	Financial Instruments: Disclosures	January 1, 2009
IFRS 8	Operating Segments	January 1, 2009
IFRSs (Amendments)	Improvements to IFRSs*	January 1, 2009

*	The Group adopted the amendments of IFRS published by the IASB in October 2008, which are relevant to its operations, except for the amendments to IFRS 5 which will be applied from January 1, 2010.
(1)	IAS 1 (Revised) prohibits the presentation of items of income and expenses, which are “non-owner changes in equity”, in the statement of changes in equity. These items have to be presented separately from owner changes in equity and shown in a statement of comprehensive income. As a result, the Group presents in the consolidated statement of changes in equity all owners changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income. Comparative information has been represented so that it also is in conformity with the revised standard.
(2)	IAS 23 (Revised) requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediate recognition as expense of these borrowing costs is eliminated. The revised standard does not have a material impact on the Group’s consolidated financial statements.
(3)	IFRS 2 (Amendment) clarifies the definition of “vesting conditions” and specifies the accounting treatment of “cancellations” by the counterparty to a share-based payment arrangement. Vesting conditions consist of service conditions (which require a counterparty to complete a specific period of service) and performance conditions (which require a specified period of service and specified performance targets to be met) only. All “non-vesting conditions” and vesting conditions that are market conditions shall be taken into account when estimating the fair value of the equity instruments granted. All cancellations are accounted for as an acceleration of vesting and the amount that would otherwise have been recognized over the remainder of the vesting period is recognized immediately. The amendment does not have a material impact on the Group’s consolidated financial statements.
(4)	IFRS 7 (Amendment) requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy.
(5)	IFRS 8 requires a “management approach” under which segment information is presented on the same basis that is used for internal reporting purposes. The adoption of this has resulted in a number of changes and additional disclosures to the presentation of segmental information in the consolidated financial statements.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b) Adoption of IAS 17 (Amendment) ‘Leases’

As referred in note 3(a), the Group has adopted IAS 17 (Amendment) ‘Leases’, which normally effective for annual periods beginning on or after January 1, 2010 for its consolidated financial statements for the fiscal year ending March 31, 2011. IAS 17 (Amendment) deletes specific guidance regarding classification of leases of land, so as to eliminate the inconsistency with the general guidance on lease classification. As a result, leases of land should be classified as either finance or operating lease using the general principles of IAS 17, i.e. whether the lease transfers substantially all the risks and rewards incidental to ownership of an asset to the lessee.

Prior to the amendment, land interest which title is not expected to pass to the Group by the end of the lease term was classified as operating lease under “Prepaid lease payments and land use rights”, and amortized over the lease term.

IAS 17 (Amendment) has been applied retrospectively for annual periods beginning on or after April 1, 2008 in accordance with the transitional provisions of the amendment. The Group has reassessed the classification of unexpired prepaid lease payment and land use rights as at April 1, 2008 on the basis of information existing at the inception of those leases, and recognized the prepaid lease payment in Hong Kong as finance lease retrospectively. As a result of the reassessment, the Group has reclassified certain prepaid lease payment from operating leases to finance leases.

If the property interest classified as finance lease and held for own use, that land interest is accounted for as ‘Property, plant and equipment’ and is stated at fair value based on periodic valuations less subsequent depreciation.

For the purpose of recasting the Group’s consolidated financial statements as detailed in note 3(a), the effect of the adoption of IAS 17 (Amendment), where the effect only have impacts to the Discontinued Operations, which is further discussed in note 47, is analysed as follows:

(i) Effect on the figures of the consolidated income statement

	For the year ended March 31,
	2010 HK$’000	2009 HK$’000		2008 HK$’000
Increase in depreciation	(1,185)		(1,278)	(1,025)
(Decrease)/increase in fair value of property, plant and equipment	144		(240)	(77)
Decrease in loss on disposals of property, plant and equipment	—		(3,041)	—
Decrease in amortization of prepaid land lease payments	707		735	756
Decrease in income tax expense	55		631	77

	(279)		(3,193)	(269)

Decrease in net profit attributable to:
Equity holders of the Company	(113)		(1,289)	(109)
Non-controlling interests	(166)		(1,904)	(160)

	(279)		(3,193)	(269)

Decrease in earnings per share attributable to equity holders of the Company during the year – Basic	—	HK$	(0.02)	—

Decrease in earnings per share attributable to equity holders of the Company during the year – Diluted	—	HK$	(0.02)	—

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(ii) Effect on the figures of the consolidated statement of comprehensive income

	For the year ended March 31,
	2010 HK$’000	2009 HK$’000	2008 HK$’000
Decrease in profit for the year	(279)	(3,193)	(269)
Increase/(decrease) in fair value changes of property, plant and equipment	18,128	(439)	10,289
Increase in change in deferred income tax liabilities	—	—	90

	17,849	(3,632)	10,110

Increase/(decrease) in total comprehensive income attributable to:
Equity holders of the Company	7,205	(1,466)	4,081
Non-controlling interests	10,644	(2,166)	6,029

	17,849	(3,632)	10,110

(iii) Effect on the figures of the consolidated statement of financial position and consolidated statement of changes in equity

	March 31, 2010 HK$’000	March 31, 2009 HK$’000	April 1, 2008 HK$’000
Increase in property plant and equipment	66,850	46,180	53,250
Decrease in prepaid lease payments and land use rights – non-current	(26,125)	(26,832)	(29,501)
Decrease in prepaid lease payments and land use rights – current	(706)	(706)	(756)
Increase in deferred tax liabilities	(6,603)	(3,075)	(3,794)

	33,416	15,567	19,199

Within equity attributable to the Company
Increase in other property revaluation reserve	13,031	5,874	7,202
Increase in retained profits	458	410	548
Increase in equity attributable to non-controlling interests	19,927	9,283	11,449

	33,416	15,567	19,199

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(c) New or revised standards, interpretations and amendments to published standards that are not yet effective

The following new or revised standards, interpretations and amendments to existing standards have been published by the IASB and are relevant to the Group’s operations. They are not yet effective for accounting periods beginning on April 1, 2009 and have not been early adopted by the Group.

Effective for accounting periods beginning on or after
IAS 12 (Amendments)	Income taxes	January 1, 2012
IAS 24 (Revised)	Related party disclosures	January 1, 2011
IAS 27 (Revised)	Consolidated and separate financial Statements	July 1, 2009
IAS 32 (Amendments)	Classification of rights issues	February 1, 2010
IAS 39 (Amendments)	Financial instruments: Recognition and measurement – eligible hedged items	July 1, 2009
IFRS 1 (Amendments)	Hyperinflation and fixed dates	July 1, 2011
IFRS 2 (Amendment)	Group cash-settled share-based payment transactions	January 1, 2010
IFRS 3 (Revised)	Business combinations	July 1, 2009
IFRS 9	Financial instruments	January 1, 2013
IFRIC- Int 14 (Amendments)	Prepayments of a minimum funding requirement	January 1, 2011
IFRIC- Int 17	Distributions of non-cash assets to owners	July 1, 2009
IFRIC- Int 19	Extinguishing financial liabilities with equity instruments	July 1, 2010

In April 2009 and May 2010, the IASB published Improvements to IFRS which sets out amendments to a number of IFRS which are effective for annual periods beginning on or after July 1, 2009, January 1, 2010, July 1, 2010 or January 1, 2011.

The Group has already commenced an assessment of the related impact of adopting the above new or revised standards, interpretations and amendments to standards, but it is not yet in a position to state whether they will have a significant impact on its results of operations and financial position. The Group plans to adopt these new or revised standards, interpretation and amendments to standards when they become effective.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 5—Critical Accounting Estimates and Judgment

In the application of the Group’s accounting policies, which are described in note 3, the directors of the Company are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In the process of applying the Group’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Estimated useful lives of property, plant and equipment

The Group’s management determines the estimated useful lives and related depreciation charges for its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovations and competitor actions in response to market conditions. Management will increase the depreciation charge where useful lives are less than previously estimated lives, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

Classification between investment properties and owner-occupied properties

The Group determines whether a property qualifies as an investment property, and has developed criteria in making that judgment. Investment property is a property held to earn rentals or for capital appreciation or both. Therefore, the Group considers whether a property generates cash flows largely independently of the other assets held by the Group.

Some properties comprise a portion that is held to earn rentals or for capital appreciation and another portions that is held for use in the production or supply of goods or services or for administrative purposes. If these portions could be sold separately (or leased out separately under a finance lease), the Group accounts for these portions separately. If the portions could not be sold separately, the property is an investment property.

Judgment is made on an individual property basis to determine whether ancillary services are so significant that a property does not qualify as an investment property.

Classification between investment properties and properties held for sale

The Group develops properties held for sale and properties held to earn rentals and/or for capital appreciation. Judgment is made by management on determining whether a property is designated as an investment property or a property held for sale. The Group considers its intention for holding the properties at the development stage of the related properties. During the course of construction, the related properties under construction are accounted for as properties under development if the properties are intended for sale after its completion, whereas, the properties are accounted for as investment properties under construction if the properties are intended to be held to earn rentals and/or for capital appreciation. Upon completion of the properties, the properties held for sale are transferred to completed properties held for sale and are stated at the lower of cost and net realizable value, while the properties held to earn rentals and/or for capital appreciation are transferred to completed investment properties. Investment properties, both under construction and completed, are stated at fair value (where fair value can be reliably measured) and subject to revaluation at the end of each reporting period.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value of leasehold land and buildings and investment properties

The leasehold land and buildings and investment properties of the Group were stated at fair value in accordance with the Group’s accounting policies stated in note 3(h) and 3(g) respectively. The fair value of the leasehold land and buildings, and the investment properties are determined by management based in part on valuation by independent professional valuers, and the fair values of the leasehold land and buildings and investment properties are set out in notes 18 and 15 to the consolidated financial statements respectively. Such valuations were based on certain assumptions, which are subject to uncertainty and might materially differ from actual results.

In making the judgment, reasonable consideration has been given to the underlying assumptions based on market conditions existing at the statements of financial position date. These estimates are regularly compared to actual market data and actual transactions in the market.

Impairment of trade receivables

The Group’s management determines the provision for impairment of trade receivables on a regular basis. This estimate is based on the credit history of its customers and prevailing market conditions. Management reassesses the provision for impairment of trade receivables at the statements of financial position date.

Net realizable value of inventories

Net realizable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of similar nature. It could change significantly as a result of competitors’ actions in response to severe industry cycles. Management reassesses these estimations at the statements of financial position date to ensure inventories are shown at the lower of cost and net realizable value.

Recoverability of completed properties held for sale and properties under development

Management performs a regular review on the carrying amounts of completed properties held for sale and properties under development. Based on management’s review, write-down of completed properties held for sale and properties under development will be made when the estimated net realizable value has declined below the carrying amount. In determining the net realizable value of completed properties held for sale and properties under development, management refers to the latest economic measures introduced by the local government, recent global and local economic developments, recent sales transactions of the Group and other similar properties in the surrounding areas, marketability of the Group’s existing properties, market survey reports available from independent property valuers, internally available information and management’s expectation on future sales.

Impairment of long-lived assets

The Group conducts impairment reviews of assets when events of changes in circumstances indicate that their carrying amounts may not be recoverable or annually in accordance with relevant accounting standards. An impairment loss is recognized when the carrying amount of an asset is lower than the greater of its net selling price or the value in use. In determining the value in use, management assesses the present value of the estimated future cash flows expected to arise from the continuing use of the asset and from its disposal at the end of its useful life. Estimates and judgments are applied in determining these future cash flows and the discount rate.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating units to which goodwill has been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

PRC land appreciation taxes

The Group is subject to land appreciation taxes in the PRC. The provision of land appreciation taxes is based on management’s best estimates according to the understanding of the requirements set forth in the relevant PRC tax laws and regulations. The actual land appreciation tax liabilities are subject to the determination by the tax authorities upon the completion of the property development projects. The Group has not finalized its land appreciation tax calculations and payments with the tax authorities for certain property development projects. The final outcome might be different from the amounts that were initially recorded, and any differences will impact the land appreciation tax expenses and the related provision in the period in which the differences realize. Further details are set out in note 13 to the consolidated financial statements.

Recognition and allocation of construction cost on properties under development

Development costs of properties are recorded as properties under development during construction stage and will be transferred to completed properties held for sale upon completion. Apportionment of these costs will be recognized in the consolidated income statements upon the recognition of the sale of the properties. Before the final settlement of the development costs and other costs relating to the sale of the properties, these costs are accrued by the Group based on management’s best estimate.

When developing properties, the Group may divide the development projects into phases. Specific costs directly related to the development of a phase are recorded as the cost of such phase. Costs that are common to phases are allocated to individual phases based on the estimated saleable area of the entire project. Where the final settlement of costs and the related cost allocation is different from the initial estimates, any increase or decrease in the development costs and other costs would affect the profit or loss in future years. Further details are set out in note 17 to the consolidated financial statements.

Recognition of construction contract

Profit on individual contracts is taken only when their outcome can be foreseen with reasonable certainty based on the lower of the percentage margin earned to date and that prudently forecast at completion, taking into account agreed variations in contract work and incentive payment claims. Full provision is made for all known or expected losses on individual contracts taking into account anticipated future claims income, immediately when such losses are foreseen.

Promotional sale of certain properties

As discussed in note 3(r), the Group conducted a promotional sale of certain properties during the year. Sales consideration for these properties included an explicitly agreed transaction price to be settled in cash plus a lease back of these properties to the Group free of charge. Of the explicitly agreed transaction price, the Group received a down-payment of 24% in cash amounting to HK$18,459,000 upon transfer of title to the properties with the remainder HK$71,167,000 being receivable in future. As all the revenue recognition criteria had been met, the Group recorded this as a revenue transaction. Having considered a number of factors such as the overall state of the property market, the prospects of the properties and profile of individual buyers, management determined that the collectability of the receivable was not reasonably assured at the date of sale. Accordingly, revenue was recorded only to the extent of cash received.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 6—Capital Risk Management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the bank borrowings and equity balances.

The capital structure of the Group consists of net debt and equity attributable to equity holders of the Company, comprising issued share capital, share premium, retained earnings and other reserves.

The management of the Group reviews the capital structure periodically. As a part of this review, the management of the Group considers costs of capital, its bank covenant obligations and the risks associated with issued share capital and will balance its overall capital structure through the drawn down of bank borrowings, the repayment of existing bank borrowings or the adjustment of dividends paid to equity holders.

The management of the Group monitors its capital structure on the basis of the net debt. Net debt is set out as follows:

	2010 HK$’000	2009 HK$’000
Bank borrowings	606,691	305,312
Restricted and pledged bank deposit	(179,752)	(102,410)
Cash and cash equivalents	(746,669)	(503,912)

Net debt	(319,730)	(301,010)

Note 7—Financial Risk Management

The Group’s major financial instruments include financial assets at fair value through profit or loss, trade and other receivables, cash and cash equivalents, trade and other payables, bank borrowings and amounts due to associates. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments, include market risk (currency risk, interest rate risk and price risk), credit risk and liquidity risk, and the policies on how to mitigate these risks are set out below. The Group does not have written risk management policies and guidelines. However, the board of directors meets periodically to analyze and formulate measures to manage the Group’s exposure to different risks arising from the use of financial instruments. Generally, the Group employs conservative strategies regarding its risk management. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

(a) Market risk

(i) Currency risk

The Group’s foreign currency assets, liabilities and transactions are principally denominated in Chinese Renminbi (“RMB”) and United States Dollars (“US$”). These currencies are not the functional currencies of the Group entities to which these balances relate. The Group is exposed to foreign currency risk arising from the movements in the exchange rates of these different currencies against the functional currency of the Group entities. The Group manages its foreign exchange risks by performing regular reviews and arranges hedges against foreign exchange exposures when considered necessary. Most of the Group’s business transactions are denominated in Hong Kong dollars (“HK$”), US$ and RMB.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group considers there is no significant exposure to foreign exchange fluctuations between US$ and HK$ as long as the Hong Kong dollars remain pegged with US dollars. However, the Group is exposed to the fluctuation on exchange rates of RMB.

At March 31, 2010, if HK$ had weakened/strengthened by 1% (2009: 2%) against RMB with all other variables held constant, post-tax profit for the year would have been HK$3,153,000 (2009: HK$5,671,000) lower/higher, mainly as a result of foreign exchange losses/gains on translation of RMB-denominated receivables, payables and bank borrowings.

(ii) Interest rate risk

The Group’s exposure to interest rate risk relates primarily to variable-rate bank borrowings of HK$550,191,000 (2009: HK$305,312,000) and fixed-rate bank borrowings of HK$56,500,000 (2009: Nil) which were dominated in RMB. Borrowings issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by cash held at variable rates. Borrowings issued at fixed rate expose the Group to fair value interest rate risk. It is the Group’s policy to keep the majority of borrowings at floating interest rate so as to minimize the fair value interest rate risk.

The tenure of the fixed-rate bank borrowings was short term, i.e. one year. The management considers the fair value interest rate risk was insignificant. The liquidity risk on repayment of bank borrowing was detailed in note 6(c).

At March 31, 2010, if interest rates had been 0.25% higher/lower with all other variables held constant, interest payment on floating rate borrowing would have been approximately HK$1,375,000 (2009: HK$763,000) higher/lower. Post-tax profit for the year would have been approximately HK$101,000 (2009: Nil) lower/higher mainly as a result of an increase/decrease in the fair value of fixed rate borrowings. Majority of the interest expenses would be capitalized as a result of such interest expenses directly attributable to the property construction. The management does not anticipate any significant impact on profit or loss of the Group resulting from changes in interest rate on floating rate borrowings.

(iii) Price risk

The Group’s financial assets at fair value through profit or loss represent investments in listed equity securities and are measured at fair value at each statements of financial position date. Therefore, the Group is exposed to equity securities price risk. The management manages this exposure by maintaining a diversified portfolio of investments with different characteristic.

If the price of the respective equity instruments had been 10% higher/lower, profit for the year ended March 31, 2010 would have increased/decreased by approximately HK$4,108,000 (2009: HK$1,555,000).

(b) Credit risk

Credit risk mainly arises from trade and other receivables, financial assets at fair value through profit or loss, pledged bank deposits and cash and cash equivalents.

In respect of pledged bank deposits and cash and cash equivalents, the Group will place cash in banks and financial institutions with high credit ratings assigned by international credit-rating agencies.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Most of the Group’s customers do not have independent rating. Before accepting certain new customers, where available at reasonable cost, the Group obtains credit reports from commercial information provider to assess the potential customer’s credit and defines credit limits by customer. Credit limits of customers are reviewed periodically. In order to minimize the credit risk, the management of the Group has established credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts.

For certain trade receivables in connection with sales of properties, the Group has the right to repossess the properties when the repayments of trade receivables in respect of properties sales are in default. The arrangement has mitigated the credit risk for the customers which cannot be assessed through our past experience and other factors to prove their credit standing.

(c) Liquidity risk

The Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

As at March 31, 2010 and 2009, and April 1, 2008, the Group’s financial liabilities which have contractual maturities are summarized below:

	March 31, 2010, as restated			March 31, 2009, as restated			April 1, 2008
	Current within one year HK$’000	Non-current After one but within two years HK$’000	Non-current After two but within five years HK$’000	Current within one year HK$’000	Non-current After one but within two years HK$’000	Non-current After two but within five years HK$’000	Current within one year HK$’000	Non-current After one but within two years HK$’000	Non-current After two but within five years HK$’000
Trade and other payables	432,005	—	—	345,806	—	—	414,729	—	—
Bank borrowings	277,446	136,287	192,958	203,612	101,700	—	33,300	66,600	99,900
Interest obligations	28,050	15,288	9,412	15,847	7,810	573	12,732	8,338	2,947
Amount due to an associate	1,530	—	—	—	—	—	—	—	—
Loan from minority equity holders	—	—	—	—	—	200,000	—	—	200,000

	739,031	151,575	202,370	565,265	109,510	200,573	460,761	74,938	302,847

(d) Fair value estimation

The Group adopted the amendment to IFRS 7 for financial instruments that are measured in the statement of financial position at fair value. This requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The financial assets at fair value through profit or loss are equity securities that are traded in an active market. Closing stock price is readily available from active market and is used as being representative of fair value. The Group classifies these financial assets at fair value through profit or loss of HK$49,194,000 (2009: HK$18,619,000) as level 1 input for the purpose of measuring fair value.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 8—Revenue

Revenue represents (i) the amounts received and receivable from customers in respect of goods sold, less returns and allowances, (ii) the proceeds from the sale of properties during the year and (iii) the amounts received and receivable in respect of leasing and property management fees of investment properties.

	2010 HK$’000	2009 HK$’000	2008 HK$’000
Continuing operation:
Sales of properties	336,696	1,044	—
Rental and property management income	963	—	—

	337,659	1,044	—

Discontinued operations (note 47):
Sales of pearls and jewelry	261,539	316,703	405,444
Sales of properties	51,720	16,435	228,247
Rental and property management income	26,120	26,596	6,802

	339,379	359,734	640,493

	677,038	360,778	640,493

Note 9—Segment Information

The Group determines its operating segments based on the reports reviewed by the executive board of directors that are used to make strategic decision.

The Group has three reportable operating segments. The Group’s operating businesses are structured and managed separately according to the nature of the operations and the product perspectives. Each of the Group’s reportable operating segments represents a strategic business unit that is subject to risks and returns that are different from the other reportable operating segment. Details of the reportable operating segment are as follows:

Continuing operation:

Agricultural logistics—Development, sales and leasing properties of integrated agricultural logistics and trade centers in Northeast China.

Discontinued operations:

Pearls and jewelry—Purchasing, processing, assembling, merchandising, wholesale distribution of pearls and jewelry products.

Property development and investment—Development, sales and leasing of properties, including industrial complex in Shenzhen, the PRC, a market center with various supporting facilities in Zhuji, the PRC and commercial properties in Hong Kong.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment information for these businesses is presented below:

The segment results for the year ended March 31, 2010, as restated

	Continuing operation		Discontinued operations (note 47)
	Agricultural logistics HK$’000	Sub-total HK$’000	Pearls and jewelry HK$’000	Property development and investment HK$’000	Sub-total HK$’000	Total HK$’000
Profit and loss items
Segment revenue	337,659	337,659	261,539	78,679	340,218	677,877
Inter-segment revenue	—	—	—	(839)	(839)	(839)

Revenue from external customers	337,659	337,659	261,539	77,840	339,379	677,038

Segment operating profit/(loss)	273,520	273,520	32,249	(69,219)	(36,970)	236,550
Finance income	362	362	1,023	792	1,815	2,177
Finance costs			(1,620)	—	(1,620)	(1,620)
Share of results of an associate	—	—	—	48	48	48

Segment profit/(loss) before income tax	273,882	273,882	31,652	(68,379)	(36,727)	237,155
Income tax (expenses)/credits	(87,379)	(87,379)	(2,597)	17,238	14,641	(72,738)

Segment profit/(loss) after taxation	186,503	186,503	29,055	(51,141)	(22,086)	164,417

Other information:
Depreciation	(796)	(796)	(6,955)	(1,932)	(8,887)	(9,683)
Amortization	(854)	(854)	—	(449)	(449)	(1,303)
Increase/(decrease) in fair values of investment properties and investment properties under construction	155,631	155,631	—	(3,991)	(3,991)	151,640
Gain on disposals of investment properties	—	—	—	10,799	10,799	10,799
(Loss)/gain on disposals of property, plant and equipment	(7)	(7)	—	5	5	(2)
Impairment loss on properties under development	—	—	—	(591)	(591)	(591)
Provision for impairment of trade and other receivables	—	—	(4,964)	(5,675)	(10,639)	(10,639)
Reversal of provision for inventory obsolescence	—	—	2,370	—	2,370	2,370

The segment results for the year ended March 31, 2009, as restated

	Continuing operation		Discontinued operations (note 47)
	Agricultural logistics HK$’000	Sub-total HK$’000	Pearls and jewelry HK$’000	Property development and investment HK$’000	Sub-total HK$’000	Total HK$’000
				(As restated)		(As restated)
Profit and loss items
Segment revenue	1,044	1,044	316,703	43,881	360,584	361,628
Inter-segment revenue	—	—	—	(850)	(850)	(850)

Revenue from external customers	1,044	1,044	316,703	43,031	359,734	360,778

Segment operating profit/(loss)	110,012	110,012	16,517	(207,724)	(191,207)	(81,195)
Finance income	1,565	1,565	6,881	2,426	9,307	10,872
Share of results of an associate	—	—	—	(53)	(53)	(53)

Segment profit/(loss) before income tax	111,577	111,577	23,398	(205,351)	(181,953)	(70,376)
Income tax (expenses)/credits	(26,723)	(26,723)	1,019	51,162	52,181	25,458

Segment profit/(loss) after taxation	84,854	84,854	24,417	(154,189)	(129,772)	(44,918)

Other information:
Depreciation	(601)	(601)	(8,685)	(2,406)	(11,091)	(11,692)
Amortization	(785)	(785)	—	(8)	(8)	(793)
Increase/(decrease) in fair value of investment properties and investment properties under construction	6,556	6,556	—	(184,572)	(184,572)	(178,016)
Loss on disposals of investment properties	—	—	—	(2,337)	(2,337)	(2,337)
Loss on disposals of property, plant and equipment	—	—	(1,055)	(449)	(1,504)	(1,504)
Provision for impairment of trade and other receivables	—	—	(6,733)	(20,745)	(27,478)	(27,478)
Gain on disposals of a property development project	132,537	132,537	—	—	—	132,537
Provision for inventory obsolescence	—	—	(5,708)	—	(5,708)	(5,708)

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The segment results for the year ended March 31, 2008, as restated

	Continuing operation		Discontinued operations (note 47)			Total HK$’000
	Agricultural logistics HK$’000	Sub-total HK$’000	Pearls and jewelry HK$’000	Property development and investment HK$’000	Sub-total HK$’000
				(As restated)		(As restated)
Profit and loss items
Segment revenue	—	—	405,444	235,824	641,268	641,268
Inter-segment revenue	—	—	—	(775)	(775)	(775)

Revenue from external customers	—	—	405,444	235,049	640,493	640,493

Segment operating profit	3,466	3,466	55,173	525,091	580,264	583,730
Finance income	1,154	1,154	15,570	1,632	17,202	18,356
Share of results of associated companies	—	—	—	(7)	(7)	(7)

Segment profit before income tax	4,620	4,620	70,743	526,716	597,459	602,079
Income tax expenses	(5,848)	(5,848)	(7,302)	(179,860)	(187,162)	(193,010)

Segment profit/(loss) after taxation	(1,228)	(1,228)	63,441	346,856	410,297	409,069

Other information:
Depreciation	(225)	(225)	(7,268)	(3,231)	(10,499)	(10,724)
Amortization	(78)	(78)	—	(8)	(8)	(86)
Increase in fair value of investment properties and investment properties under construction	23,392	23,392	—	456,515	456,515	479,907
Gain on disposal of investment properties	—	—	—	5,600	5,600	5,600
Gain on disposal of property, plant and equipment	—	—	30	—	—	30
Reversal of impairment of trade and other receivables	—	—	5,303	—	—	5,303
Impairment loss on goodwill	—	—	—	(47,295)	(47,295)	(47,295)
Provision for inventory obsolescence	—	—	(19,386)	—	(19,386)	(19,386)

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The segment assets and liabilities at March 31, 2010, as restated

	Continuing operation		Discontinued operations (note 47)			Total HK$’000
	Agricultural logistics HK$’000	Sub-total HK$’000	Pearls and jewelry HK$’000	Property development and investment HK$’000	Sub-total HK$’000
Statements of financial position items
Total segment assets	1,378,464	1,378,464	533,414	1,452,934	1,986,348	3,364,812
Total segment assets include:
Investment in an associate	—	—	—	100	100	100
Additions to non-current assets (other than deferred income tax assets)	236,563	236,563	5,128	21,504	26,632	263,195
Total segment liabilities	779,460	779,460	90,729	738,503	829,232	1,608,692

The segment assets and liabilities at March 31, 2009, as restated

	Continuing operation		Discontinued operations (note 47)			Total HK$’000
	Agricultural logistics HK$’000	Sub-total HK$’000	Pearls and jewelry HK$’000	Property development and investment HK$’000	Sub-total HK$’000
				(As restated)		(As restated)
Statements of financial position items
Total segment assets	714,206	714,206	468,640	1,446,640	1,915,280	2,629,486
Total segment assets include:
Investment in an associate	—	—	—	52	52	52
Additions to non-current assets (other than deferred income tax assets)	83,665	83,665	8,357	60,314	68,671	152,336
Total segment liabilities	612,152	612,152	34,582	770,350	804,932	1,417,084

The segment assets and liabilities at April 1, 2008, as restated

	Continuing operation		Discontinued operations (note 47)			Total HK$’000
	Agricultural logistics HK$’000	Sub-total HK$’000	Pearls and jewelry HK$’000	Property development and investment HK$’000	Sub-total HK$’000
				(As restated)		(As restated)
Statements of financial position items
Total segment assets	780,199	780,199	650,275	1,657,879	2,308,154	3,088,353
Total segment assets include:
Investment in an associate	—	—	—	105	105	105
Additions to non-current assets (other than deferred income tax assets)	619,373	619,373	6,881	466,147	473,028	1,092,401
Total segment liabilities	767,578	767,578	48,656	839,090	887,746	1,655,324

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the reportable segments’ profit/(loss) before income tax to the Group’s profit/(loss) before income tax is as follows:

	As restated 2010			As restated 2009			As restated 2008
	Continuing operation HK$’000	Discontinued operation HK$’000	Total HK$’000	Continuing operation HK$’000	Discontinued operations HK$’000	Total HK$’000	Continuing operation HK$’000	Discontinued operations HK$’000	Total HK$’000
		(note 47)			(note 47)			(note 47)
Total profit/(loss) before income tax for reportable segments	273,882	(36,727)	237,155	111,577	(181,953)	(70,376)	4,620	597,459	602,079
Gain/(loss) on disposals of financial assets at fair value through profit or loss	—	8,861	8,861	—	(3,470)	(3,470)	—	685	685
Net unrealized (loss)/gain on financial assets at fair value through profit or loss	—	(2,695)	(2,695)	—	(5,342)	(5,342)	—	613	613
Share-based payment as share options granted to directors and employees by a subsidiary	—	(5,411)	(5,411)	—	—	—	—	(1,290)	(1,290)
Dividend income	—	653	653	—	645	645	—	251	251
Corporate finance income	3	43	46	314	422	736	575	94	669
Corporate expenses	(21,589)	(2,949)	(24,538)	(11,649)	(2,769)	(14,418)	(6,275)	(3,008)	(9,283)

Profit/(loss) before income tax of the Group	252,296	(38,225)	214,071	100,242	(192,467)	(92,225)	(1,080)	594,804	593,724

A reconciliation of the reportable segments’ assets to the Group’s total assets is as follows:

	As restated At March 31, 2010			As restated At March 31, 2009			As restated At April 1, 2008
	Continuing operation HK$’000	Discontinued operation HK$’000	Total HK$’000	Continuing operation HK$’000	Discontinued operations HK$’000	Total HK$’000	Continuing operation HK$’000	Discontinued operations HK$’000	Total HK$’000
		(note 47)			(note 47)			(note 47)
Total for reportable segments	1,378,464	1,986,348	3,364,812	714,206	1,915,280	2,629,486	780,199	2,308,154	3,088,353
Unallocated:
Corporate assets	24,826	39,107	63,933	30,399	144,410	174,809	16,188	22,381	38,569
Current income tax assets	125	—	125	458	—	458	458	438	896
Financial assets at fair value through profit or loss	—	49,194	49,194	—	18,619	18,619	—	5,411	5,411

Total assets for the Group	1,403,415	2,074,649	3,478,064	745,063	2,078,309	2,823,372	796,845	2,336,384	3,133,229

A reconciliation of the total of the reportable segments’ liabilities to the Group’s total liabilities is as follows:

	As restated At March 31, 2010			As restated At March 31, 2009			As restated At April 1, 2008
	Continuing operation HK$’000	Discontinued operation HK$’000	Total HK$’000	Continuing operation HK$’000	Discontinued operations HK$’000	Total HK$’000	Continuing operation HK$’000	Discontinued operations HK$’000	Total HK$’000
		(note 47)			(note 47)			(note 47)
Total for reportable segments	779,460	829,232	1,608,692	612,152	804,932	1,417,084	767,578	887,746	1,655,324
Unallocated:
Corporate liabilities	10,630	354	10,984	5,599	66	5,665	604	555	1,159
Current income tax liabilities		827	827	—	—	—	—	—	—
Deferred income tax liabilities	—	—	—	1,400	—	1,400	1,400	—	1,400

Total liabilities for the Group	790,090	830,413	1,620,503	619,151	804,998	1,424,149	769,582	888,301	1,657,883

The Company is domiciled in Hong Kong. The Group’s revenue from external customers derived from Hong Kong and places other than Hong Kong are HK$13,995,000 (2009: HK$15,966,000 and 2008: HK$27,433,000) and HK$663,043,000 (2009: HK$344,812,000 and 2008: HK$613,060,000) respectively.

As of March 31, 2010, the total of non-current assets other than deferred income tax assets located in Hong Kong and places other than Hong Kong are HK$165,279,000 (March 31, 2009: HK$124,300,000 and April 1, 2008: HK$151,376) and HK$1,314,639,000 (March 31, 2009: HK$1,088,852,000 and April 1, 2008: HK$1,249,709) respectively.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The breakdown of major component of the total of revenue from external customers by geographical analysis which is based on the location of the customers is disclosed as follows:-

	2010			2009			2008
	Continuing operation HK$’000	Discontinued operation HK$’000	Total HK$’000	Continuing operation HK$’000	Discontinued operations HK$’000	Total HK$’000	Continuing operation HK$’000	Discontinued operations HK$’000	Total HK$’000
		(note 47)			(note 47)			(note 47)
Hong Kong	—	13,995	13,995	—	15,966	15,966	—	27,433	27,433
North America	—	47,082	47,082	—	69,945	69,945	—	104,185	104,185
Europe	—	156,922	156,922	—	152,957	152,957	—	168,616	168,616
PRC (excluding Hong Kong)	337,659	76,345	414,004	1,044	43,030	44,074	—	249,650	249,650
Other Asian countries	—	33,949	33,949	—	52,194	52,194	—	63,729	63,729
Others	—	11,086	11,086	—	25,642	25,642	—	26,880	26,880

	337,659	339,379	677,038	1,044	359,734	360,778	—	640,493	640,493

Note 10—Other Income, Net

The Group’s other income, net, attributable to continuing operation as presented on the face of the consolidated income statement is analyzed as follows:

	2010 HK$’000	2009 HK$’000	2008 HK$’000
Government grants	36,553	—	—
Contract (loss)/income, net	(817)	1,248	660
Others	418	28	98

	36,154	1,276	758

Note 11—Other Gains/(Losses), Net

The Group’s other gains/(losses), net, attributable to continuing operation as presented on the face of the consolidated income statement is analyzed as follows:

	As restated 2010 HK$’000	As restated 2009 HK$’000	As restated 2008 HK$’000
Exchange loss	(139)	—	—
Gain on disposals of a property development project (Note 36)	—	132,537	—
Loss on disposals of property, plant and equipment	(7)	—	—

	(146)	132,537	—

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 12—Expenses by Nature

The Group’s expenses attributable to continuing operation by their nature as presented on the face of the consolidated income statement is analyzed as follows:

	As restated 2010 HK$’000	As restated 2009 HK$’000	As restated 2008 HK$’000
Costs of inventories and completed properties for sale	208,762	664	—
Cost of services provided	653	—	—
Employee benefit expenses (including directors’ emoluments) (Note 13)	13,472	16,118	8,836
Auditors’ remuneration
—Provision for current year	3,280	1,160	1,120
Depreciation of property, plant and equipment (Note 19)	796	601	225
Amortization of prepaid lease payments and land use rights (Note 20)	854	785	78
Operating lease rental on rented premises	108	—	—
Selling and delivery expenses	8,276	10,890	6,472
Land use tax	17,600	6,436	—
Others	23,566	6,396	10,228

Total cost of sales, selling expenses and administrative expenses from continuing operation	277,367	43,050	26,959

Note 13—Employee Benefit Expenses (Including Directors’ Emoluments)

	2010 HK$’000	2009 HK$’000	2008 HK$’000
Salaries, wages and other benefits	12,809	15,407	8,666
Pension costs—defined contribution plans and social security costs	663	711	170

	13,472	16,118	8,836

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 14—Income Tax

The Group’s income tax expenses attributable to continuing operation as presented on the face of the consolidated income statement is analyzed as follows:

	As restated 2010 HK$’000	As restated 2009 HK$’000	As restated 2008 HK$’000
Current income tax:
PRC enterprise income tax	26,269	25,029	—
Land appreciation tax	22,202	55	—

	48,471	25,084	—

Under/(over) provision of other tax in prior years:	579	—	(2,700)

Deferred income tax charge for current year	37,508	1,640	7,248

	86,558	26,724	4,548

Hong Kong profits tax has been provided at a rate of 16.5% (2009: 16.5% and 2008: 17.5%) of the estimated assessable profit for the year.

The PRC enterprise income tax in respect of operations in Mainland China has been provided at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretation and practices in respect thereof.

PRC land appreciation tax is levied and provided for in the consolidated financial statements at progressive rates ranging from 30% to 60% on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures including cost of land use rights and all property expenditures.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tax charge/(credit) for the year attributable to continuing operation can be reconciled to the profit/(loss) before income tax from continuing operation as as follows:

	As restated 2010 HK$’000	As restated 2009 HK$’000	As restated 2008 HK$’000
Profit/(loss) before income tax from continuing operation	252,296	100,242	(1,080)

Tax at the domestic income tax rate of 16.5% (2009: 16.5% and 2008:17.5%)	41,629	16,540	(189)
Effect of different tax rates of subsidiaries operating in other jurisdictions	22,963	9,798	572
Tax effect of:
Land appreciation tax	(5,550)	(14)	—
Expenses that are not deductible for tax purpose	4,290	2,220	2,716
Income not subject to tax	—	—	(101)
Utilization of tax loss not previously recognized	—	(2,182)	—
Temporary difference not recognized	(6)	(4)	—
Recognition of temporary difference not previously recognized	(1,400)	(295)	1,400
Tax loss for which no deferred income tax was recognized	1,851	690	2,326
Under/(over) provision in prior years	579	—	(2,700)
Others	—	(84)	524

	64,356	26,669	4,548
Land appreciation tax	22,202	55	—

Income tax charge for the year from continuing operation	86,558	26,724	4,548

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 15—Earnings Per Share (“EPS”)

	As restated March 31, 2010			As restated March 31, 2009			As restated March 31, 2008
	Earnings	Shares	EPS	Earnings	Shares	EPS	Earnings	Shares	EPS
	HK$’000	‘000	HK$	HK$’000	‘000	HK$	HK$’000	‘000	HK$
Basic earnings per share:
Net profit/(loss) attributable to ordinary shares:
From continuing operation	165,636	63,834	2.60	73,518	63,826	1.16	(5,628)	63,826	(0.08)
From discontinued operations (note 47)	5,504	63,834	0.08	(30,978)	63,826	(0.49)	99,478	63,826	1.55

	171,140	63,834	2.68	42,540	63,826	0.67	93,850	63,826	1.47
Net profit attributable to preferred shares	268	58	4.62	—	—	—	—	—	—

Net profit attributable to equity holders	171,408			42,540			93,850
Effect of dilutive share options of a subsidiary granted by a subsidiary from discontinued operations	(83)	—		—	—		(3,422)	—

Diluted earnings per share:
Net profit/(loss) attributable to ordinary shares, including assumed exercise:
From continuing operation	165,645	63,834	2.60	73,518	63,826	1.16	(5,628)	63,826	(0.08)
From discontinued operations (note 47)	5,412	63,834	0.08	(30,978)	63,826	(0.49)	96,056	63,826	1.50

	171,057	63,834	2.68	42,540	63,826	0.67	90,428	63,826	1.42
Net profit attributable to preferred shares, including assumed exercise	268	58	4.62	—	—	—	—	—	—

The calculation of the basic earnings per share is based on the adjusted net profit attributable to equity holders for the year, which is derived by net profit attributable to equity holders deducting the profit shared by preferred shares, and on the weighted average number of shares in issue during the year.

In the calculation of diluted earnings per share attributable to ordinary shares, the Company’s net profit is reduced by the difference between the basic and diluted earnings per share attributable to the subsidiary multiplied by the Company’s holding in the subsidiary’s shares.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 16—Investment Properties

	2010 HK$’000	2009 HK$’000
At fair value
At beginning of the year	845,384	952,867
Exchange difference	176	19,667
Disposals during the year	(12,807)	(16,300)
Transferred from investment properties under construction	172,730	—
Transferred (to)/ from completed properties held for sales	(132,135)	2,013
Transferred from property, plant and equipment	—	68,776
Decrease in fair values	(7,019)	(181,639)

At end of the year	866,329	845,384

The Group’s investment properties at March 31, 2010 and March 31, 2009 were determined by management based in part on valuation by independent firms of professional property valuers, on market value basis, at HK$866,329,000 (2009: HK$845,384,000). The valuations were arrived at by reference to comparable market transaction and where appropriate, on the basis of capitalization of net income. The decrease in fair value amounted to HK$7,019,000 of the investment properties has been charged to the consolidated income statement (2009: HK$181,639,000 decrease).

Majority of the Group’s investment properties are rented or intended to be rented out under operating leases.

The carrying value of investment properties shown above comprises:

	2010 HK$’000	2009 HK$’000
Land and buildings situated in Hong Kong and held under leases of over 50 years	3,000	2,400
Land and buildings situated in Hong Kong and held under leases of between 10 and 50 years	82,300	62,640
Land and buildings situated in the PRC and held under leases of between 10 and 50 years	781,029	780,344

	866,329	845,384

Note 17—Investment Properties Under Construction

	2010 HK$’000	2009 HK$’000
At fair value
At beginning of the year	247,319	151,183
Exchange difference	341	1,287
Additions	79,288	74,500
Interest capitalized	7,064	16,726
Transferred from prepaid land lease payments and land use rights	1,428	—
Transferred to property under development	(28,349)	—
Transferred to investment properties	(172,730)	—
Increase in fair values	158,659	3,623

At end of the year	293,020	247,319

The Group’s investment properties under construction at March 31, 2010 and March 31, 2009 were determined by management based in part on valuation by independent firms of professional property valuers, on market value basis. The valuations were arrived at by reference to comparable market transaction and where appropriate, on the basis of capitalization of net income.

All the Group’s investment properties under construction are located in the PRC and were held under leases of between 10 and 50 years.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 18—Properties Under Development

	2010 HK$’000	2009 HK$’000
At beginning of the year	88,394	384,564
Exchange difference	451	8,513
Additions	358,096	564,630
Interest capitalized	26,630	1,808
Disposals of a property development project (Note 36)	—	(656,846)
Transferred from prepaid land lease payments and land use rights	12,355	—
Transferred from investment properties under construction	28,349	—
Transferred to completed properties held for sale	(198,386)	(214,275)
Transferred to property, plant and equipment	(57,252)	—
Provision for impairment losses	(591)	—

At end of the year	258,046	88,394

All the Group’s properties under development are located in the PRC and were held under leases of between 10 and 50 years.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 19—Property, Plant and Equipment

	Leasehold land and buildings HK$’000	Leasehold improvements HK$’000	Plant and machinery HK$’000	Furniture, fixtures and equipment HK$’000	Motor vehicles HK$’000	Construction in progress HK$’000	Total HK$’000
Cost or valuation
At April 1, 2008:
Previously reported	106,142	19,463	23,422	16,366	10,045	—	175,438
Adoption of IAS 17 (Amendment) (Note 4(b))	53,250	—	—	—	—	—	53,250

As restated	159,392	19,463	23,422	16,366	10,045	—	228,688
Exchange difference	17	165	192	98	149	—	621
Additions	—	4,176	2,479	1,705	1,119	—	9,479
Disposals, as restated	(5,850)	(9,335)	(380)	(8,332)	(626)	—	(24,523)
Transferred to investment properties	(68,776)	—	—	—	—	—	(68,776)
Revaluation decrease, as restated	(14,593)	—	—	—	—	—	(14,593)

At March 31, 2009, as restated	70,190	14,469	25,713	9,837	10,687	—	130,896

At April 1, 2009:
Previously reported	24,010	14,469	25,713	9,837	10,687	—	84,716
Adoption of IAS 17 (Amendment) (Note 4(b))	46,180	—	—	—	—	—	46,180

As restated	70,190	14,469	25,713	9,837	10,687	—	130,896
Exchange difference	98	—	8	7	14	8	135
Additions	—	1,935	2,753	1,431	1,368	9,332	16,819
Disposals	—	—	—	(34)	—	—	(34)
Transferred from properties under development	57,252	—	—	—	—	—	57,252
Reclassification upon completion	—	—	4,830	—	—	(4,830)	—
Revaluation increase, as restated	25,866	—	—	—	—	—	25,866

At March 31, 2010, as restated	153,406	16,404	33,304	11,241	12,069	4,510	230,934

Comprising:
At cost—April 1, 2008	—	19,463	23,422	16,366	10,045	—	69,296
At valuation—April 1, 2008, as restated	159,392	—	—	—	—	—	159,392

	159,392	19,463	23,422	16,366	10,045	—	228,688

At cost—March 31, 2009	—	14,469	25,713	9,837	10,687	—	60,706
At valuation—March 31, 2009, as restated	70,190	—	—	—	—	—	70,190

	70,190	14,469	25,713	9,837	10,687	—	130,896

At cost—March 31, 2010	—	16,404	33,304	11,241	12,069	4,510	77,528
At valuation—March 31, 2010, as restated	153,406	—	—	—	—	—	153,406

	153,406	16,404	33,304	11,241	12,069	4,510	230,934

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Leasehold land and buildings HK$’000	Leasehold improvements HK$’000	Plant and machinery HK$’000	Furniture, fixtures and equipment HK$’000	Motor vehicles HK$’000	Construction in progress HK$’000	Total HK$’000
Accumulated depreciation
At April 1, 2008:
Previously reported	—	15,119	18,096	13,231	2,933	—	49,379
Adoption of IAS 17 (Amendment) (Note 4(b))	—	—	—	—	—	—	—

As restated	—	15,119	18,096	13,231	2,933	—	49,379
Exchange difference	8	102	166	42	31	—	349
Depreciation from continuing operation charged for the year	—	—	—	257	344	—	601
Depreciation from discontinued operations charged for the year, as restated	4,206	1,602	2,490	1,133	1,660	—	11,091
Eliminated on disposals	(86)	(8,291)	(380)	(8,086)	(457)	—	(17,300)
Eliminated on revaluation, as restated	(4,128)	—	—	—	—	—	(4,128)

At March 31, 2009	—	8,532	20,372	6,577	4,511	—	39,992

At April 1, 2009:
Previously reported	—	8,532	20,372	6,577	4,511	—	39,992
Adoption of IAS 17 (Amendment) (Note 4(b))	—	—	—	—	—	—	—

As restated	—	8,532	20,372	6,577	4,511	—	39,992
Exchange difference	—	—	—	2	3	—	5
Depreciation from continuing operations charged for the year	114	—	—	322	360	—	796
Depreciation from discontinued operations charged for the year, as restated	1,932	2,221	2,303	932	1,499	—	8,887
Eliminated on disposals	—	—	—	(27)	—	—	(27)
Eliminated on revaluation, as restated	(2,046)	—	—	—	—	—	(2,046)

At March 31, 2010	—	10,753	22,675	7,806	6,373	—	47,607

Net book value
At April 1, 2008, as restated	159,392	4,344	5,326	3,135	7,112	—	179,309

At March 31, 2009, as restated	70,190	5,937	5,341	3,260	6,176	—	90,904

At March 31, 2010, as restated	153,406	5,651	10,629	3,435	5,696	4,510	183,327

The net book value of leasehold land and buildings shown above comprises:

	As restated March 31, 2010 HK$’000	As restated March 31, 2009 HK$’000	As restated April 1, 2008 HK$’000
Land and buildings situated in Hong Kong and held under leases of between 10 and 50 years	70,370	49,940	127,810
Land and building situated in the PRC and held under lease of between 10 and 50 years	83,036	20,250	31,582

	153,406	70,190	159,392

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group’s leasehold land and buildings at March 31, 2010 were determined by management in part on valuation by independent firms of professional property valuers, on market value basis, at HK$96,170,000 (March 31,2009: HK$70,190,000 and April 1, 2008: HK$159,392,000). The valuations were arrived at by reference to comparable market transactions. The revaluation increase arising from revaluation of the leasehold land and buildings amounted to HK$27,912,000 and has been credited to the other property revaluation reserve (2009: Revaluation decrease amounted to HK$10,465,000 and has been charged to the property revaluation reserve).

Certain properties regarded as operational are for continuing business, such as sales center and showroom located at Tieling, Liaoning Province and were valued on the basis of depreciated replacement cost (DRC) at HK$57,236,000 (2009: Nil) as there were no comparable market transaction for such properties. Such valuation using DRC has no gain or loss charged to the equity or consolidated income statement for the year.

If the leasehold land and buildings had not been revalued, they would have been included in these consolidated financial statements at historical cost less accumulated depreciation and impairment losses of HK$108,888,000 (March 31, 2009: HK$53,455,000 and April 1, 2008: HK$81,909,000).

Note 20—Prepaid Lease Payments and Land Use Rights

	As restated March 31, 2010 HK$’000	As restated March 31, 2009 HK$’000	As restated April 1, 2008 HK$’000
Prepaid land lease payment and land use rights (a)	16,258	30,830	11,023
Other prepaid lease payments (b)	8,399	—	—

	24,657	30,830	11,023

Note:

(a)	The cost is amortized over the lease period. Amortization expense has been charged to administrative expenses.
(b)	The amount is amortized over the lease period of 5 years. Amortization expense has been charged to cost of sales. This amount is related to promotional sales of certain properties during fiscal 2010 wherein the Group sold such properties at special rates to selected purchasers. These promotional sales are further discussed in note 3(r) to these consolidated financial statements.

	As restated 2010 HK$’000	As restated 2009 HK$’000
At beginning of the year:
Previously reported	58,368	41,280
Adoption of IAS 17 (Amendment) (Note 4(b))	(27,538)	(30,257)

As restated	30,830	11,023
Exchange difference	72	229
Amortization from continuing operation	(854)	(785)
Amortization from discontinued operations	(449)	(8)
Additions	8,841	205,670
Government grants received	—	(185,299)
Transferred to investment properties under construction	(1,428)	—
Transferred to properties under development	(12,355)	—

At end of the year	24,657	30,830

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As restated March 31, 2010 HK$’000	As restated March 31, 2009 HK$’000	As restated April 1, 2008 HK$’000
Represented by:
Amount included under current assets	2,198	631	335
Amount included under non-current assets	22,459	30,199	10,688

	24,657	30,830	11,023

The prepaid lease payments and land use rights are situated in the PRC and held under the lease of between 10 and 50 years.

Note 21—Construction Contract

	2010 HK$’000	2009 HK$’000
Contract costs incurred plus attributable profits, less foreseeable losses	50,557	14,763
Less: progress payments billed, received and receivable	—	—

	50,557	14,763

At March 31, 2010 and March 31, 2009, no retention was held by the customer for the contract works.

At March 31, 2010 and March 31, 2009, advances received from the customer for the contract works included in receipt in advance amounted to HK$14,537,000 and HK$14,491,000, respectively. The advances received from the customer can be applied upon the issuance of progress billings.

Note 22—Interest in An Associate

	2010 HK$’000	2009 HK$’000
Non-current assets:
Unlisted shares, at cost	112	112
Share of losses of an associate	(12)	(60)

Share of net assets	100	52

Current liabilities
Amount due to an associate (Note)	1,530	—

Note: The amount due to an associate is interest free, unsecured and repayable on demand.

Unaudited financial information of the associate for the years ended March 31, 2010 and March 31, 2009 was summarized as follows:

	2010 HK$’000	2009 HK$’000
Assets	2,205	1,440
Liabilities	(1,705)	(1,178)

Equity	500	262

	2010 HK$’000	2009 HK$’000
Turnover	1,715	86

Net gain/ (loss)	238	(266)

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2010, the Group’s investment in an associate is as follows:

Name of Company	Place of incorporation/ establishment and operation	Class of shares held	Proportion of ownership interest %	Principal activities
Zhuji Pan-Asia Property Management Enterprise Limited *	People’s Republic of China	Registered capital of RMB 500,000	20%	Inactive

*	for identification purpose only

Note 23—Deferred Income Tax

The followings are the major deferred tax liabilities /(assets) recognized by the Group and movements thereon during the current year and prior year.

	Revaluation of properties HK$’000	Accelerated tax depreciation HK$’000	Tax losses HK$’000	Unrealized profit in inventories HK$’000	Unrecognized revenue (Note) HK$’000	Others HK$’000	Total HK$’000
At April 1, 2008
Previously reported	156,172	126	(588)	(1,081)	—	3,983	158,612
Adoption of IAS 17 (Amendment) (Note 4(b))	3,794	—	—	—	—	—	3,794

As restated	159,966	126	(588)	(1,081)	—	3,983	162,406
Net (credit)/ charge to the consolidated income statement for the year	(45,965)	(1,035)	281	(291)	—	(3,134)	(50,144)
Net credit to equity for the year	(1,476)	—	—	—	—	—	(1,476)
Exchange difference	3,500	—	—	—	—	—	3,500

At March 31, 2009, as restated	116,025	(909)	(307)	(1,372)	—	849	114,286

At April 1, 2009:
Previously reported	112,950	(909)	(307)	(1,372)	—	849	111,211
Adoption of IAS 17 (Amendment) (Note 4(b))	3,075	—	—	—	—	—	3,075

As restated	116,025	(909)	(307)	(1,372)	—	849	114,286
Net charge/(credit) to the consolidated income statement for the year	29,913	(147)	88	(881)	(15,582)	(1,848)	11,543
Net charge to equity for the year	5,023	—	—	—	—	—	5,023
Exchange difference	117	—	—	—	—	—	117

At March 31, 2010, as restated	151,078	(1,056)	(219)	(2,253)	(15,582)	(999)	130,969

Note:

As explained in note 3(r), during the year ended March 31, 2010, the Group transferred the title of certain properties to customers upon receipt of partial payments. Revenue was recognized up to the amounts received or of which such receivable is reasonably asserted. Enterprise income tax has been provided for based on the full contractual amount of the related sales transactions and in accordance with relevant rules and regulations even though a part of the sales considerations has not been recorded as revenue. As such, a deferred income tax asset was arisen from the provision for such enterprise income tax.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the purpose of statements of financial position presentation, certain deferred tax assets and liabilities have been offset in accordance with conditions set out in IAS 12. The following is the analysis of the deferred income tax for financial reporting purposes:

	As restated March 31, 2010 HK$’000	As restated March 31, 2009 HK$’000	As restated April 1, 2008 HK$’000
Deferred tax liabilities	132,258	114,286	162,581
Deferred tax assets	(1,289)	—	(175)

	130,969	114,286	162,406

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred income tax assets of HK$5,269,000 (March 31, 2009: HK$3,504,000 and April 1, 2008: HK$3,578,000) in respect of losses amounting to HK$29,352,000 (March 31, 2009: HK$20,837,000 and April 1, 2008: HK$17,315,000) that can be carried forward against future taxable income. Losses amounting to HK$5,011,000 (March 31, 2009: HK$772,000 and April 1, 2008: HK$8,310,000) expire by 2015.

At March 31, 2010, the Group did not have any unrecognized deferred income tax in respect of unrealized profit in inventories. At March 31, 2009 and April 1, 2008, the Group did not recognize deferred income tax assets of HK$3,141,000 and HK$2,519,000, respectively, for unrealized profit in inventories of HK$19,037,000 and HK$14,393,000, respectively, as it was not probable that taxable profit would be available against the deductible temporary differences that can be utilized.

At March 31, 2010, deferred income tax liabilities of HK$7,970,000 (March 31, 2009: HK$3,430,000 and April 1, 2008: Nil) has not been recognized for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries as the Company controls the dividend policies of these subsidiaries and it has determined that these earnings will not be distributed in the foreseeable future. Unremitted earnings totaled HK$159,394,000 as of March 31, 2010 (March 31, 2009: HK$68,607,000 and April 1, 2008: Nil).

Note 24—Inventories

	2010 HK$’000	2009 HK$’000
Raw materials	16,706	12,610
Work in progress	18,313	3,306
Finished goods	16,627	26,026

	51,646	41,942

During the year, the Group reversed provision for inventory obsolescence of HK$2,370,000 (2009: Provision for impairment of inventories of HK$5,708,000). Such provision and reversal have been included in cost of sales in the consolidated income statement.

Note 25—Completed Properties Held for Sale

All the Group’s properties held for sale are located in the PRC and were held under medium-term land use rights. All the properties held for sale are stated at the lower of cost, deemed cost or net realizable value.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 26—Trade and Other Receivables

	2010 HK$’000	2009 HK$’000
Trade receivables	152,753	142,958
Less: provision for impairment of trade receivables	(54,709)	(44,196)

Trade receivables—net	98,044	98,762
Receivables from sale of financial assets contracts (a)	—	39,608
Receivable from disposal of a property development project (b) (Note 36)	—	115,065
Deposit for acquisition of land use right (c)	51,436	51,436
Prepaid expenses	13,360	18,800
Receivables from sale proceeds of investment properties	4,328	—
China tax receivable	4,710	1,351
Deposits and other receivables	57,930	22,858

	229,808	347,880

Notes:

(a)	The full amount of receivable was received immediately after the year ended March 31, 2009.
(b)	The full amount of that receivable was transferred to deposits for acquisition of land use rights under non-current assets in the year ended March 31, 2010.
(c)	The amount represented deposit paid for acquisition of land use right as was intended to develop properties for sales.

The Group grants an average credit period of 60 days to its customers. The carrying amounts of the trade and other receivables approximate their fair values as these financial assets, which are measured at amortized cost, are expected to be paid within a short period of time, such that the impact of the time value of money is not significant.

At each statements of financial position date, the recoverability of the Group’s trade receivables due from individual customers is assessed based on the credit history of its customers, their financial conditions and current market conditions. Consequently, specific impairment provision is recognized.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies:

	2010 HK$’000	2009 HK$’000
Hong Kong dollars	9,132	51,856
Renminbi	157,939	227,828
United States dollars	62,591	68,064
Others	146	132

	229,808	347,880

The Group has provided fully for all receivables where recovery of the amounts is remote unless the Group has determined that such balances are not recoverable, in which case the impairment loss is directly written off against the corresponding trade receivables. Based on past experience and the Group’s assessment, the management believes that no impairment provision is necessary in respect of the remaining balances as there had not been a significant change in credit quality of such receivables and the balances are considered fully recoverable.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Movements in the provision for impairment of trade receivables are as follows:

	2010 HK$’000	2009 HK$’000
At beginning of the year	44,196	17,123
Exchange differences	—	(405)
Provision for impairment losses	10,639	27,478
Amounts written off as uncollectible	(126)	—

At end of the year	54,709	44,196

Included in trade and other receivables of the Group are trade receivables of HK$152,753,000 (2009: HK$142,958,000) and their ageing analysis is as follows:

	2010 HK$’000	2009 HK$’000
Not past due	25,142	20,562
1 to 60 days past due	42,803	32,393
61 to 120 days past due	19,192	9,564
More than 120 days past due	65,616	80,439

	152,753	142,958

As of March 31, 2010, trade receivables of HK$78,666,000 (2009: HK$78,200,000) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. Based on past experience, management believes that no impairment provision is necessary in respect of these balances as there has not been a significant change in credit quality of these receivables and the balances are still considered fully recoverable. The ageing analysis of these trade receivables is as follows:

	2010 HK$’000	2009 HK$’000
1 to 60 days past due	39,928	32,393
61 to 120 days past due	11,884	9,564
More than 120 days past due	26,854	36,243

	78,666	78,200

As March 31, 2010, trade receivables of HK$54,709,000 (2009: HK$44,196,000) were impaired and provided for. The individually impaired receivables mainly relate to customers which are in unexpectedly difficult economic situations. The ageing of these receivables is as follows:

	2010 HK$’000	2009 HK$’000
Not past due	5,764	—
1 to 60 days past due	2,875	—
61 to 120 days past due	7,308	—
More than 120 days past due	38,762	44,196

	54,709	44,196

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 27—Financial Assets at Fair Value Through Profit or Loss

	2010 HK$’000	2009 HK$’000
Trading securities, at market value:
Listed equity investments in Hong Kong	49,194	18,619

The fair values of the listed equity investments have been determined directly by reference to published price quotations in active markets.

Note 28—Restricted and Pledged Bank Deposits and Cash and Cash Equivalents

(a) Restricted and pledged bank deposits

	2010 HK$’000	2009 HK$’000
Restricted bank deposits (Note)	162,752	85,410
Pledged bank deposit (Note 33)	17,000	17,000

	179,752	102,410

Note:

As at March 31, 2010, the Group’s bank balances amounting to approximately HK$162,752,000 (2009: HK$85,410,000) were deposited at a designated bank account in a certain bank when these deposits can only be used for the payments of property development costs incurred by the Group and the repayments of the relevant loans.

(b) Cash and Cash Equivalents

	2010 HK$’000	2009 HK$’000
Bank balances and cash	368,338	202,446
Time deposits	378,331	301,466

	746,669	503,912

Time deposits are made for approximate range of 1 month to 3 months and carry interest at short-term deposit rates of below 2% (2009: below 1%).

The carrying amounts of restricted and pledged bank deposits and cash and cash equivalents approximate their fair values.

The carrying amounts of cash and cash equivalents are denominated in the following currencies:

	2010 HK$’000	2009 HK$’000
Hong Kong dollars	248,846	225,351
Renminbi	286,683	70,672
United States dollars	208,467	205,623
Others	2,673	2,266

	746,669	503,912

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The conversion of RMB denominated balances into foreign currencies and the remittance of such currencies denominated bank balances and cash out of the PRC are subject to relevant rules and regulations of foreign exchange control promulgated by the PRC government.

Note 29—Trade Payables, Other Payables and Accruals

	2010 HK$’000	2009 HK$’000
Trade payables	234,786	172,433
Loan from minority equity holders	114,700	114,300
China tax payable	35,917	21,678
Accrued payroll and employee benefit	10,265	9,797
Accrued charges and other payable	58,556	42,553

	454,224	360,761

The carrying amounts of trade payable, other payable and accruals approximate their fair values.

Loan from minority equity holders was unsecured, interest-free and repayable on demand.

The carrying amounts of trade payable, other payable and accruals are denominated in the following currencies:

	March 31, 2010 HK$’000	March 31, 2009 HK$’000
Hong Kong dollars	146,041	134,592
Renminbi	296,740	206,846
United States dollars	11,426	19,275
Others	17	48

	454,224	360,761

Note 30—Bank Borrowings

	March 31, 2010 HK$’000	March 31, 2009 HK$’000	April 1, 2008 HK$’000
Secured bank loans	606,691	305,312	199,800

The maturity of the above borrowings is as follows:

	As restated March 31, 2010 HK$’000	As restated March 31, 2009 HK$’000	April 1, 2008 HK$’000
Within 1 year	277,446	203,612	33,300
More than 1 year but not exceeding 2 years	136,287	101,700	66,600
More than 2 years but not exceeding 5 years	192,958	—	99,900

	606,691	305,312	199,800
Deduct: Amount due within 1 year shown under current liabilities	(277,446)	(203,612)	(33,300)

Amount due after 1 year	329,245	101,700	166,500

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The carrying amounts of bank borrowings approximate its fair values. All bank borrowings are denominated in RMB and are carried at interest rate of approximately ranged from 4.8% to 6.1% per annum (March 31, 2009: 5.4% to 8.1% per annum and April 1, 2008: 7% to 8% per annum). The bank borrowings are secured by the assets of the Group (Note 33).

As at March 31, 2010, a bank loan with carrying amount of approximately HK$85,179,000 (March 31, 2009: HK$113,212,000 and April 1, 2008: Nil) were guaranteed by a director and a shareholder up to a maximum amount of HK$121,000,000 (March 31 2009: HK$121,000,000 and April 1, 2008: Nil).

As at March 31, 2010, a bank loan with carrying amount of approximately HK$340,716,000 (March 31, 2009: Nil and April 1, 2008: Nil) were guaranteed by a director and a shareholder.

Note 31—Share Capital

	Number of shares		Share capital
	2010 ‘000	2009 ‘000	2010 HK$000	2009 HK$000
Authorized:
Preferred share
At beginning of the year (a)	—	—	—	—
Redesignated from ordinary shares (c)	200	—	2	—

At end of the year	200	—	2	—

Ordinary share
At beginning of the year (a)	12,000	12,000	92,760	92,760
Share split (1,000 for 1) (b)	11,988,000	—	—	—
Reduction of shares (c)	(11,899,800)	—	(91,985)	—
Redesignated to preferred shares (c)	(200)	—	(2)	—
Increase in authorized shares (e)	900,000	—	7,020	—

At end of the year	1,000,000	12,000	7,793	92,760

	1,000,200	12,000	7,795	92,760

Issued and fully paid:
Preferred share
At beginning of the year (a)	—	—	—	—
Issue of share upon corporate restructuring (d) (g)	100	—	1	—

At end of the year	100	—	1	—

Ordinary share
At beginning of the year (a)	10	10	77	77
Share split (1,000 for 1) (b)	9,990	—	—	—
Share repurchase (d)	(3,617)	—	(28)	—
Issue of share upon common control merger (f)	57,443	—	448	—
Issue of share for direct expenses in relation to corporate restructuring (f)	300	—	2	—

At end of the year	64,126	10	499	77

	64,226	10	500	77

The Company’s share capital consists of ordinary share and preferred share.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:

(a)	As at March 31, 2009, the authorized capital of the Company was US$12,000,000.00 divided into 12,000,000 shares of a par value of US$1.00 each and the issued capital was US$10,000.00 divided into 10,000 shares of a par value of US$1.00 each.
(b)	On July 24, 2009, every issued and unissued share with a par value of US$1.00 each in the Company was subdivided into 1,000 shares with a par value of US$0.001 each, as a result, the Company was authorized to issue a maximum of 12,000,000,000 shares of US$0.001 par value.
(c)	Immediately following the aforementioned subdivision of shares of the Company becoming effective, the Company’s authorized number of shares were reduced from 12,000,000,000 to 100,200,000 shares with a par value of US$0.001 each of which 100,000,000 shares were classified and redesignated as ordinary shares, with a par value of US$0.001 each and 200,000 shares were classified and redesignated as preferred shares, with a par value of US$0.001 each.
(d)	In respect of the reorganization which is further discussed in note 3(a) to these consolidated financial statements, the Company repurchased 3,617,418 ordinary shares with a par value of US$0.001 each and issued 100,000 preferred shares with a par value of US$0.001 each.
(e)	On March 19, 2010, the Company’s authorized number of shares were increased from 100,200,000 to 1,000,200,000 shares, comprised of 1,000,000,000 ordinary shares of US$0.001 each and 200,000 preferred shares of US$0.001 each.
(f)	In respect of the merger with China Metro which is further discussed in note 3(a) to these consolidated financial statements, the Company issued 57,443,234 ordinary shares with a par value of US$0.001 each as the consideration. In addition, 300,000 ordinary shares with a par value of US$0.001 were issued as the issuance cost in respect of the share issuance related to the merger.
(g)	Holders of the preferred shares are entitled, as a class, to an aggregate of 3,191,225 votes at Annual General Meeting of the Company in all matters voted on by stockholders and a liquidation preference of US$25 per share. Except for the foregoing, the holders of the preferred shares have no preferences or rights in excess of those generally available to the holders of ordinary shares. The holders of preferred shares are entitled to participate in any dividends paid ratably with the holders of ordinary shares.

Note 32—Share Option Schemes

(i)	On August 2, 2002, Man Sang International Limited (“MSIL”), a subsidiary of the Company, adopted a new share option scheme (the “2002 Scheme”) and terminated the one adopted on September 8, 1997 (the “1997 Scheme”).

The purpose of the 2002 Scheme is to provide incentives to the eligible participants to contribute to the Group and to enable the Group to recruit high-caliber employees and attract resources that are valuable to the Group. Under the 2002 Scheme, the board of directors of MSIL may grant options to any person being an employee, officer, agent, or consultant of the Group including executive or non-executive directors of MSIL and its subsidiaries, to subscribe for shares in MSIL at a price to be determined by the board of directors being the highest of (a) the closing price of the shares on The Hong Kong Stock Exchange Limited on the date of grant of the option, which must be a trading day; (b) the average closing price of the shares of The Hong Kong Stock Exchange Limited for the five trading days immediately preceding the date of grant of the option; and (c) the nominal value of the shares.

The total number of shares in respect of which the 2002 Scheme and any other share option schemes of the Group is not permitted to exceed 10% of the number of shares in issue at the date of adoption of the 2002 Scheme or such number of shares as result from a sub-division or consolidation of the number of shares at that date. Subject to as provided for in the 2002 Scheme, MSIL may seek approval from its shareholders in general meeting to refresh this 10% limit, but the total number of shares which may be issued under the 2002 Scheme must not exceed 30% of the number of shares in issue from time to time.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

No participant shall be granted an option which, if accepted and exercised in full, would result in the participant becoming entitled to subscribe for such number of shares as, when aggregated with the total number of shares already issued and which may be issued upon exercise of all options granted and to be granted to him, together with all options granted and to be granted to him under any other share option schemes of the Company and/or any subsidiaries, within the 12-month period immediately preceding the proposed date of grant (including exercised, cancelled and outstanding options), would exceed 1% of the number of shares in issue as at the proposed date of grant.

The 2002 Scheme shall be valid and effective for a period of 10 years commencing August 2, 2002.

Options granted must be taken up within 28 days of the date of grant upon payment of HK$1 for each grant of options. Subject as provided in the 2002 Scheme, options may be exercised at any time during the option period, which is to be notified by the board of directors to each grantee, commencing on the date of grant or such later date as the board of directors may decide and expiring on such date as the board of directors may determine, provided that such period is not to exceed ten years from the date of grant, and subject to any restrictions that may be imposed by the board of directors in its discretion.

Details of the principal terms of the 2002 Scheme are set out in the circular of MSIL dated July 4, 2002.

The following tables disclose details of MSIL’s share options held by directors and employees and movements in such holdings during the year.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

						Number of share options
Date of grant	Exercisable period		Exercise price	Outstanding at April 1, 2008 and March 31, 2009		Granted	Exercised	Lapsed	Outstanding at March 31, 2010
Directors of MSIL
May 2, 2006	May 2, 2006 to May 1, 2012		0.253		12,000,000	—	—	—		12,000,000
September 1, 2009	September 1, 2009 to August 31, 2012	Note 1	0.450		—	8,000,000	—	—		8,000,000
September 1, 2009	September 1, 2009 to August 31, 2012	Note 2	0.450		—	10,000,000	—	—		10,000,000

					12,000,000	18,000,000	—	—		30,000,000

Employees
May 2, 2006	May 2, 2006 to May 1, 2012		0.253		15,000,000	—	—	—		15,000,000
September 18, 2006	September 18, 2006 to September 17, 2011		0.233		7,000,000	—	—	—		7,000,000
March 13, 2007	January 1, 2008 to March 12, 2012		0.500		5,000,000	—	—	—		5,000,000
August 27, 2009	August 27, 2009 to August 26, 2012	Note 3	0.397		—	20,750,000	(200,000)	(500,000)		20,050,000

					27,000,000	20,750,000	(200,000)	(500,000)		47,050,000

					39,000,000	38,750,000	(200,000)	(500,000)		77,050,000

Weighted average exercise price				HK$	0.281				HK$	0.351

Options vested					39,000,000					55,550,000
Weighted average exercise price of options vested				HK$	0.281				HK$	0.318
Weighted average remaining contractual life					2.96 years					2.18 years

During the year, 38,750,000 (2009: Nil) share options were granted to directors of MSIL and certain employees of the Group under the share option scheme. 200,000 (2009: Nil) options were exercised and 500,000 options were lapsed (2009: Nil) during the year. The weighted average closing price of MSIL’s shares immediately on the date which share options were exercised during the year was HK$0.49 (2009: Nil).

Notes:

(1)	2,500,000 options were vested on the date of grant, another 2,500,000 options can be exercised from September 1, 2010 and the remaining 3,000,000 options can be exercised from September 1, 2011.
(2)	5,000,000 options can be exercised from September 1, 2010 and the remaining 5,000,000 options can be exercised from September 1, 2011.
(3)	14,750,000 options were vested on the date of grant, 3,000,000 options can be exercised from August 27, 2010 and the remaining 3,000,000 options can be exercised from August 27, 2011.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of the options granted was calculated using the Black-Scholes option pricing model (the “Model”). The inputs into the Model were as follows:

Date of grant	March 13, 2007		August 27, 2009		September 1, 2009
Number of share options granted during the year		5,000,000		20,750,000		18,000,000
Weighted average share price on date of grant	HK$	0.500	HK$	0.390	HK$	0.450
Exercise price	HK$	0.500	HK$	0.397	HK$	0.450
Expected volatility		60.91%		90.63%		90.63%
Average expected life		5 years		2.5 years		2.5 years
Risk-free interest rate		4.030%		0.990%		0.990%
Expected dividend yield		0.00%		1.810%		1.810%

During the year, a total expense of HK$5,411,000 (2009: Nil) was recognized in the consolidated income statement in relation to share options granted by MSIL.

Note 33—Pledge of Assets

At the statement of financial position date, the Group had pledged the following assets to banks to secure banking facilities granted to the Group:

	2010 HK$’000	2009 HK$’000
Pledge bank deposits (Note 28)	17,000	17,000
Land	16,027	9,214
Investment properties	268,771	464,920
Completed properties held for sale	16,303	64,473
Property, plant and equipment	26,031	—
Properties under development	11,856	—
Investment properties under construction	66,323	70,160

	422,311	625,767

Note 34—Capital Commitments

	2010 HK$’000	2009 HK$’000
Capital expenditure in relation to construction of properties and acquisition of land contracted for but not provided in the consolidated financial statements	115,007	99,868

Note 35—Balances with Related Parties and Equity Holders

The amounts due from related parties were unsecured, interest-free and repayable on demand. The amounts due form related parties were fully settled subsequent to March 31, 2009.

The loans from equity holders of HK$200,000,000 were confirmed by the equity holders and directors as quasi-equity in nature and were not repayable within one year as at March 31, 2009. During fiscal 2010, a further HK$100,000,000 of the same nature were advanced to the Group from the equity holders where the aggregate balance of HK$300,000,000 was waived by the equity holders upon the Merger (as detailed in note 3(a)) and was capitalized in the Group’s capital reserve during the year.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 36—Disposal of a Property Development Project

During the year ended March 31, 2009, the Group, from its continuing operation, disposed of all assets and liabilities, together with all related commitment and contingent liabilities thereof, in relation to a property development project at a consideration of approximately HK$115,065,000 (equivalent to RMB101,600,000) (the “Receivables”) to an independent third party (the “Buyer”). Details of the assets and liabilities of the project upon disposal are as follows:

HK$’000
Net liabilities disposal of:
Property, plant and equipment	373
Properties under development	656,846
Prepayment, deposits and other receivables	33,482
Income tax receivable	2,594
Cash and bank balances	208,645
Deposits received	(579,653)
Bank borrowings	(339,759)

Net liabilities	(17,472)
Gain on disposals of a property development project	132,537

115,065

Satisfied by:
The Receivable	115,065

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of a property development project is as follows:

Cash and bank balances disposed of and net cash outflow of cash and cash equivalents in respect of the disposal of a property development project	(208,645)

Note 37—Deposit for Acquisition of Land Use Rights

At April 1, 2008, the balance represented deposits for acquisitions of two parcels of land in Tieling, Mainland China. The land use rights of these two parcels of land were obtained in April 2009.

During the year ended March 31, 2010, the PRC local government, the Buyer and the Group entered into a memorandum in December 2009 pursuant to which the PRC local government and the Buyer agreed that the Group was able to utilize the Receivable of HK$115,389,000 (equivalent to RMB101,600,000) (refer to note 36) as part of the future land acquisition consideration in Tieling, Mainland China. Accordingly, the Receivable was transferred to deposits for acquisition of land use rights during the current year.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 38—Finance Income and Costs

The Group’s finance income, net, attributable to continuing operation as presented on the face of the consolidated income statement is analyzed as follows:

	2010 HK$’000	2009 HK$’000	2008 HK$’000
Finance income
Interest income on short-term bank deposits	365	1,879	1,729

Finance costs
Interest expenses on bank borrowings	24,424	1,808	—
Amounts capitalized on qualifying assets	(24,424)	(1,808)	—

	—	—	—

Net finance income	365	1,879	1,729

Note 39—Acquisition of Subsidiaries

In March 2007, the Group, from its discontinued operations, entered into an agreement to acquire the additional 6% of total issued share capital of the China Pearls and Jewellery City Holdings Limited (“CP&J City”), the associate, and the assignment of the loan, for a consideration of HK$60,000,000 and with acquisition costs of HK$665,000 incurred. Upon completion of the acquisition on April 12, 2007, the Group had 55% equity interest in CP&J City, which has become a subsidiary of the Company. This transaction has been accounted for by the acquisition method of accounting.

The aggregate net assets acquired in the transaction, and the goodwill arising on acquisition, are as follows:

	CP&J City’s carrying amount before combination	Fair value adjustments	Fair value
	HK$’000	HK$’000	HK$’000
Net identifiable assets acquired:
Cash and cash equivalents	135,396	—	135,396
Property, plant and equipment	2,383	—	2,383
Properties under development	198,894	96,106	295,000
Trade and other receivables	55,006	—	55,006
Trade and other payables	(269,236)	—	(269,236)
Bank borrowings	(140,000)	—	(140,000)
Net deferred tax liabilities	—	(31,715)	(31,715)

	(17,557)	64,391	46,834

6% of fair value of net identifiable assets acquired			2,810
Loan assumed			10,560
Goodwill arising on acquisition			47,295

Total consideration			60,665

Satisfied by:
Cash			50,105
Loan assumed			10,560

Cash and loan assigned			60,665

Net inflow of cash and cash equivalents in respect of the acquisition of subsidiaries, representing bank balances and cash acquired			85,291

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The above goodwill is attributable to gaining the controlling rights and executive power over CP&J City for the development of CP&J Project. Goodwill acquired in a business combination is allocated to cash generating units (“CGUs”) that are expected to benefit from that business combination. The entire amount of goodwill has been allocated to the properties of CP&J City, property development segment of the Group located in the PRC. The management considers such represents a separate CGU for the purpose of goodwill impairment testing.

The recoverable amount of the CGU is determined based on the value-in-use calculation. The calculation uses cash flow projections based on financial budgets approved by management covering a five-year period, and a discount rate of 7% per annum in considering the existing economic condition of the market and economic measure on the real estate sector. Taking into account these latest developments, including a decrease in the demand of the market center in CP&J City, resulting in a slower growth in expected future cash flow than as expected prior to the acquisition, management believes that aggregate recoverable amount of this CGU would not exceed its aggregate carrying amount and it resulted in reduction of goodwill associated with this CGU by impairment loss recorded during the year ended March 31, 2008.

Minority interest represents share of 45% net assets of CP&J City attributable to minority equity holders.

Revenue of HK$228 million was contributed by the subsidiaries acquired during the year ended March 31, 2008 and a profit of approximately HK$338 million was contributed to the Group’s profit for the period between the date of acquisition and the statements of financial position date as at March 31, 2008.

Note 40—Issuance of New Shares by a Subsidiary

On July 10, 2007, MSIL, one of the Company’s subsidiaries and the holding company of the Discontinued Operations, issued 200,000,000 ordinary shares of MSIL with a par value of HK$0.01 at the price of HK$1.48. In connection with the shares issuance, HK$10,683,000 of share issuance costs was incurred.

During fiscal 2008, there were also 8,000,000 and 13,000,000 of MSIL’s share options exercised with exercise prices of HK$0.253 and HK$0.233, respectively.

During fiscal 2010, there were 200,000 of MSIL’s share options exercised with an exercise price of HK$0.397.

Note 41—Operating Lease Arrangements

The Group as lessee

At the statements of financial position date, the Group had outstanding commitments for the future minimum lease payments in respect of non-cancellable operating leases which fall due as follows:

	2010 HK$’000	2009 HK$’000
Operating leases which expire:
Within one year	8,887	14,365
In the second to fifth year inclusive	2,519	13,426

	11,406	27,791

Leases are negotiated for an average term of one to five years and rentals are fixed during the relevant lease period.

The Group as lessor

Property rental income earned during the year was HK$26,688,000 (2009: HK$26,596,000). Most of the investment properties held have committed tenants for the next one to three years.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At the statements of financial position date, the Group had contracted with tenants for the following future minimum lease receivables:

	2010 HK$’000	2009 HK$’000
Within one year	25,982	20,178
In the second to fifth year inclusive	10,350	25,263

	36,332	45,441

Note 42—Contingent Liabilities

(a)	In August 2007, a subsidiary of the Company, from the Group’s discontinued operations, entered into a mortgage collaboration agreement with a bank in the PRC under which the Group has agreed to indemnify the bank for any failure on the part of purchasers of properties at China Pearls and Jewellery City Project to repay outstanding loans on properties before the property ownership certificates are presented to the bank as collateral. As at March 31, 2010, the loans for which the Company had provided such indemnification totaled HK$50,974,000. The directors are of the view that the fair value of such guarantees is not significant.

(b)	On August 25, 2009, at the general meeting, the shareholders of Man Sang Holdings, Inc., the former immediate holding company, resolved that Man Sang Holdings, Inc. be dissolved and liquidated, whereby Man Sang Holdings, Inc. had been succeeded by the Company. From its inception in August 1995 through the completion of the dissolution and liquidation on August 25, 2009, the Company was a wholly-owned subsidiary of Man Sang Holdings, Inc. The liquidation did not result in tax for Man Sang Holdings, Inc. Such result is subject to assessment by U.S. tax authority. As the Company has succeeded Man Sang Holdings, Inc. and contractually assumed all of Man Sang Holdings Inc.’s rights, obligations and liabilities, if the assessment differs from actual result, it may give rise to the possibility of outflow in settlement of tax by the Company. The directors are of the view that the likelihood of an indemnification liability arising from such dissolution at year ended March 31, 2010 is remote. Accordingly, no accrual has been made.

Save as disclosed above and Note 40, the Group had no other significant contingent liabilities at March 31, 2010 and 2009.

Note 43—US Dollar Equivalents

The US dollar equivalents of the figures shown in the consolidated financial statements are supplementary information and have been translated at HK$7.80 to US$1.00. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollars at that or any other rate.

Note 44—Litigation

In relation to a court case (Hong Kong High Court Action No. 4423 of 2003 & No. 4599 of 2003) filed by Arcadia Jewellery Limited (“Arcadia”), a subsidiary of the Company and from the Group’s discontinued operations, on December 2, 2003 and a former general manager on December 22, 2003 respectively, Arcadia is involved in a dispute with this former general manager, who is alleged that he was in breach of a business transfer agreement, an employment agreement and a consultancy agreement on December 22, 2003. Arcadia is claiming for damages of at least HK$832,000. This former general manager is claiming against Arcadia of approximately HK$395,000 in respect of the aforesaid employment agreement. There has been no material progress since the last financial year ended March 31, 2009.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Although it is not possible to predict with certainty at the moment the outcome of these unresolved legal actions or pending claim or the amount of possible loss or recovery, the directors do not believe that the resolution of these matters will have a material adverse effect on the Group’s financial position, operating results or cash flows.

Note 45—Related Party Transactions

The Group entered into the following related party transactions, which were carried out in the ordinary course of the Group’s business.

Related party relationship	Nature of transaction	2010 HK$’000	2009 HK$’000	2008 HK$’000
Key management personnel including directors	Salaries and other allowance Retirement benefit Share-based payments	19,916 72 2,702	19,421 71 —	17,411 58 1,290

		22,690	19,492	18,759
An entity which is significantly influenced by a key management personnel of the Company	Reimbursement for salaries of staff who have provided services to the entity	—	—	456
	Sale of goods	—	39	250
	Rental charges paid	—	—	209
	Reimbursement of rental charges paid on behalf	1,899	1,412	—
	Purchase of a motor vehicle at net book value	—	—	324

As at March 31, 2010, a bank loan with carrying amount of approximately HK$85,179,000 (March 31, 2009: HK$113,212,000; April 1, 2008: nil) were guaranteed by a director and a shareholder up to a maximum amount of HK$121,000,000 (March 31, 2009: HK$121,000,000; April 1, 2008: nil).

As at March 31, 2010, a bank loan with carrying amount of approximately 340,716,000 (March 31, 2009: nil; April 1, 2008: nil) were guaranteed by a director and a shareholder.

Save as disclosed in the consolidated financial statements, there were no other significant related party transactions.

Note 46—Retirement Benefits Schemes

The Group participates in a Mandatory Provident Fund Scheme (“MPF Scheme”) for all qualifying employees in Hong Kong. The assets of the MPF Scheme are held separately from those of the Group, in funds under the control of an independent trustee. The Group contributes 5% of relevant payroll costs to the MPF Scheme, which contribution is matched by employees.

The employees of the Group’s subsidiaries in the PRC are members of a state-managed retirement benefits scheme being operated by the local PRC government. The subsidiaries are required to contribute ranging from 10% to 15% of the average basic salary to the retirement benefits scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefits scheme is to make the specified contributions.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total cost from continuing operation charged to consolidated income statement of HK$664,000 (2009: HK$711,000 and 2008: HK$170,000) represents contributions payable to these schemes by the Group in respect of the current accounting period.

Note 47—Discontinued Operations

In line with Group’s accounting policy of discontinued operations, the Discontinued Operations as detailed in note 3(a) and as required by the applicable rules of the Securities and Exchange Commission are now shown as discontinued operations in the Group’s financial statements. Accordingly, the following changes to presentation have been made:

•	The Discontinued Operations are presented as a single line item on the face of consolidated income statement for both the current period and all comparative periods presented;

•

Since the Distribution announcement was made subsequent to the year ended March 31, 2010, the consolidated statement of financial position and consolidated statements of changes in equity have not been recast. The cash flows impacts are set out in this note.

The financial information relating to the Discontinued Operations is also set out below:

(i) Financial performance information for the year ended March 31:

	2010 HK$’000		2009 HK$’000		2008 HK$’000
Revenue		339,379		359,734		640,493
Cost of sales		(276,602)		(226,422)		(363,483)

Gross profit		62,777		133,312		277,010
Other income and gains/(losses), net		16,776		(9,783)		(41,890)
Expenses		(114,073)		(141,100)		(114,120)
(Decrease)/increase in fair values of investment properties and investment properties under construction		(3,991)		(184,572)		456,515

Operating (loss)/profit		(38,511)		(202,143)		577,515
Finance income -net		238		9,729		17,296
Share of results of an associate		48		(53)		(7)

(Loss)/profit before income tax		(38,225)		(192,467)		594,804
Income tax credits/(expenses)		14,036		52,131		(187,245)

(Loss)/profit for the year		(24,189)		(140,336)		407,559

Attributable to:
Equity holders of the Company		5,504		(30,978)		99,478
Non-controlling interests		(29,693)		(109,358)		308,081

		(24,189)		(140,336)		407,559

Earnings/(loss) per share from the Discontinued Operations attributable to equity holders of the Company during the year
Basic	HK$	0.08	HK$	(0.49)	HK$	1.55

Diluted	HK$	0.08	HK$	(0.49)	HK$	1.50

(ii) Cash flows information for the year ended March 31:

	2010 HK$’000	2009 HK$’000	2008 HK$’000
Operating cash flows	113,358	9,124	(40,312)
Investing cash flows	(26,611)	(70,738)	16,152
Financing cash flows	(47,972)	(65,042)	298,658

Total cash flows	38,775	(126,656)	274,498

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(iii) Financial position information as at March 31:

Notwithstanding the recasting of the Company’s consolidated income statements as a result of the Discontinued Operations as detailed in note 3(a), the consolidated statement of financial position is not re-presented as the Discontinued Operations occurred after March 31, 2010, where the disclosure and measurement of their assets and liabilities in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” shall only be applied during the fiscal year ending March 31, 2011, if any. A summary of asssets and liabilities in respect of the Discontinued Operations is analyzed as follows:

	2010 HK$’000	2009 HK$’000	2008 HK$’000
Total non-current assets	1,015,399	1,132,000	1,253,535
Total current assets	1,059,250	946,309	1,082,849
Total current liabilities	722,506	598,364	566,799
Total non-current liabilities	107,907	206,634	321,502
Net assets	1,244,236	1,273,311	1,448,083

During the fiscal year ending March 31, 2011, net assets of approximately HK$466,474,000 contributed from MSIL to the Group was distributed and a release of exchange reserve of approximately HK$20,284,000 was recognized in the consolidated income statement under “Profit for the year from the Discontinued Operations, net of tax”.

Note 48—Post Balance Sheet Events

(a) Escrow Money for acquisition of land use rights

On June 1, 2010, the Group, from its continuing operation, has entered into an agreement with the PRC local government where the Group provided an escrow money of RMB80,000,000 (approximately HK$90,857,000) to the PRC local government (the “Escrow Money”) as an expression of good faith on the Group’s determination to acquire land use rights in respect of certain land plots situated in Mainland China. The Escrow Money will be fully refunded upon completion of the acquisitions of those land use rights.

(b) Introduction of a strategic partner

On November 22, 2010, a wholly-owned subsidiary of the Company, from its continuing operation, entered into a cooperation agreement with an independent third party, Hero Key Limited (“Hero Key), where Hero Key was allotted 15 ordinary shares of HK$1 each, representing 15% equity interest, in a newly incorporated subsidiary of the Company (the “Subsidiary”) at their nominal values to jointly invest in the Group’s logistics platform project in Dezhou, Shandong of the PRC. An amount of approximately HK$12,000,000 was advanced from Hero Key as a shareholder’s loan to the Subsidiary. The shareholder’s loan from Hero Key is unsecured, interest free, has no fixed terms of repayment and is repayable upon the Subsidiary starts retaining profits.

Note 49—Particulars of Subsidiaries

Particulars of the Company’s subsidiaries at March 31, 2010 are as follows:

Name of subsidiary	Place of incorporation / establishment or registration / operation	Issued and fully paid share capital / registered capital	Proportion of nominal value of issued capital / registered capital held by the Company (Note 1)	Principal activities
M.S. Electronic Emporium Limited	British Virgin Islands	Ordinary shares US$100	100%	Inactive

Man Sang International Limited (Note 4)	Bermuda / Hong Kong	Ordinary shares HK$122,494,000	40.4%	Investment holding

Arcadia Jewellery Limited (Note 4)	Hong Kong	Ordinary shares HK$500,000	40.4%	Trading and manufacturing of jewelry products

Asean Gold Limited (Note 4)	British Virgin Islands /Hong Kong	Ordinary shares US$10,000	40.4%	Inactive

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Name of subsidiary	Place of incorporation / establishment or registration / operation	Issued and fully paid share capital / registered capital	Proportion of nominal value of issued capital / registered capital held by the Company (Note 1)	Principal activities
China Pearls and Jewellery City Holdings Limited (Note 4)	Hong Kong	Ordinary shares HK$10,000	22.2%	Investment holding

China Pearls and Jewellery International City Co. Ltd. ^ (Note 4)	PRC	Registered capital US$20,000,000	22.2%	Property development and investment

China Metro-Rural Limited	British Virgin Islands (redomiciled from Cayman Islands)	Ordinary shares US$1	100%	Investment holdings

China Metro-Rural Exchange Ltd.	Hong Kong	Ordinary shares HK$10,000	100%	Investment holdings

China Northeast Logistics City Co., Ltd. ^	PRC	Registered capital US$35,000,000	100%	Operating of agricultural logistic platform

Excel Access Limited (Note 4)	Hong Kong	Ordinary shares HK$5,000	40.4%	Inactive

Hong Kong Man Sang Investments Limited (Note 4)	Hong Kong	Ordinary shares HK$5,000	40.4%	Property investment

Man Hing Industry Development (Shenzhen) Co., Ltd.^ (Note 4)	PRC	Registered capital HK$29,600,000	40.4%	Purchasing and processing of pearls and assembling of pearl jewelry and property investment

Man Sang China Investment Ltd. (Note 4)	British Virgin Islands	Ordinary shares US$1	40.4%	Inactive

Man Sang Development Company Limited (Note 4)	Hong Kong	Ordinary shares HK$5,000	40.4%	Investment holding

Man Sang Enterprise Ltd. (Note 4)	British Virgin Islands / Hong Kong	Ordinary shares US$100	40.4%	Investment holding

Man Sang Innovations Limited (Note 4)	Hong Kong	Ordinary shares HK$5,000	40.4%	Investment holding

Man Sang Investment Development Limited (Note 4)	Hong Kong	Ordinary shares HK$1	40.4%	Inactive

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Name of subsidiary	Place of incorporation / establishment or registration / operation	Issued and fully paid share capital / registered capital	Proportion of nominal value of issued capital / registered capital held by the Company (Note 1)	Principal activities
Man Sang Jewellery Company Limited (Note 4)	Hong Kong	Ordinary shares HK$500 Non-voting deferred shares HK$500 (Note 2)	40.4%	Trading of pearl products and investment holding

Market Leader Technology Limited (Note 4)	British Virgin Islands / Hong Kong	Ordinary shares US$100	40.4%	Investment holding and trading of equity securities

M. S. Collections Limited (Note 4)	Hong Kong	Ordinary shares HK$500 Non-voting deferred shares HK$500 (Note 2)	40.4%	Investment holding

New Tongluowan Holdings Limited (formerly known as Northeast Infrastructure Holdings Limited) (Note 4)	Hong Kong	Ordinary shares HK$1	40.4%	Inactive

Peking Pearls Company Limited (Note 4)	Hong Kong	Ordinary shares HK$2	40.4%	Investment holding

Smartest Man Holdings Limited (Note 4)	British Virgin Islands	Ordinary shares US$1	40.4%	Investment holding

Swift Millions Limited (Note 4)	Hong Kong	Ordinary shares HK$5,000	40.4%	Property investment

Tieling North Asia Development Co., Ltd. ^	PRC	Registered capital RMB5,000,000	100%	Not yet commenced operation

Tieling Northeast City Advertising Co., Ltd. ^	PRC	Registered capital RMB300,000	100%	Not yet commenced operation

Tieling North Asia Property Management Co., Ltd. ^	PRC	Registered capital RMB500,000	100%	Provision of property management and related service

Tieling Motor Vehicle Trading Co., Ltd. ^	PRC	Registered capital RMB20,000,000	60%	Property development and investment

Zhuji Five Continents Enterprise Limited ^ (Note 4)	PRC	Registered Capital US$10,000,000	22.2%	Inactive

4376zone.com Limited (Note 4)	Hong Kong	Ordinary shares HK$5,000	40.4%	Trading of pearls

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 1:	The Company directly holds Man Sang International Limited, China Metro-Rural Limited and M.S. Electronic Emporium Limited. All other interests shown above are indirectly held by the Company.
Note 2:	The non-voting deferred shares practically carry no rights to dividends or to receive notice of or to attend or vote at any general meeting of the Company or to participate in any distribution on winding up.
Note 3:	All subsidiaries illustrated above as being registered or operated in the PRC are foreign wholly-owned investment enterprises.
Note 4:	The Company has effective control over the operating and financial decision of Man Sang International Limited (“MSIL”) and its subsidiaries as certain shareholders of its subsidiaries have assigned their voting rights to the Company giving the Company has more than 50 percent of the voting rights. Consequently, the Company has the power to control MSIL and its subsidiaries.

The symbol of “ ^ “ represents the English name of the subsidiary for identification purpose only.